MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2026

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2026 First Quarter Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the unaudited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or the "Company”) for the three months ended March 31, 2026 which are prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting", and the audited consolidated financial statements of the Company as at and for the year ended December 31, 2025, as some disclosures from the annual consolidated financial statements have been condensed or omitted. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. Production and certain metrics as specified in each table throughout the MD&A with respect to the Los Gatos Silver Mine are presented on an attributable basis calculated on the basis of the Company’s 70% interest in the Los Gatos joint venture.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of May 11, 2026 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is in the business of production, development, exploration, and acquisition of mineral properties with a focus on silver and gold production in North America. The Company owns four producing mines in Mexico consisting of the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, the Los Gatos Silver Mine (“Los Gatos”) (through the Company’s 70% interest in the Los Gatos joint venture), and the La Encantada Silver Mine. The Company also owns the Jerritt Canyon Gold Mine in Nevada, USA which the Company placed on temporary suspension on March 20, 2023 to focus on exploration, definition, and expansion of the mineral resources and optimization of mine planning and plant operations. On April 2, 2026, the Company announced that it has commenced a restart plan for the Jerritt Canyon Gold Mine (refer to news release dated April 2, 2026) as a result of the new expanded Mineral Resource base combined with strengthened long-term gold price assumptions and successful drilling results over the past two years. The Company owns two additional mines currently in care and maintenance in Mexico: the San Martin Silver Mine and the Del Toro Silver Mine, as well as several exploration projects. On December 17, 2025, the Company announced that it had entered into a definitive agreement to sell its subsidiary that owns 100% of the Del Toro Silver Mine to Sierra Madre Gold and Silver Ltd. (“Sierra Madre”). In addition, the Company is the 100% owner and operator of its own minting facility, First Mint, LLC (“First Mint”).

First Majestic is publicly listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “AG”, and on the Frankfurt Stock Exchange under the symbol “FMV”.

First Majestic Silver Corp. 2026 First Quarter Report	Page 3

2026 FIRST QUARTER HIGHLIGHTS

Key Performance Metrics	2026-Q1	2025-Q4	Change Q1 vs Q4	2025-Q1	Change Q1 vs Q1
Operational(2)
Ore Processed / Tonnes Milled	1,059,333	1,058,276	0%	944,373	12%
Silver Ounces Produced	3,545,683	4,165,334	(15%)	3,704,503	(4%)
Gold Ounces Produced	34,341	41,417	(17%)	36,469	(6%)
Cash Costs per Silver Equivalent ("AgEq") Ounce(1)	$20.28	$16.66	22%	$13.68	48%
All-in Sustaining Cost per AgEq Ounce ("AISC")(1)	$29.76	$23.48	27%	$19.24	55%
Total Production Cost per Tonne(1)	$107.22	$103.07	4%	$97.71	10%
Average Realized Silver Price per Silver Ounce(1)	$86.35	$55.87	55%	$33.10	161%
Average Realized Gold Price per Gold Ounce(1)	$5,018	$4,048	24%	$2,778	81%

Financial (in $millions)
Revenues	$476.7	$463.9	3%	$243.9	95%
Mine Operating Earnings	$266.6	$237.8	12%	$63.8	318%
Net Earnings	$147.5	$105.2	40%	$6.2	2,264%
Operating Cash Flows before Non-Cash Working Capital and Taxes	$310.6	$301.0	3%	$110.0	182%
Capital Expenditures	$49.1	$53.8	(9%)	$51.0	(4%)
Cash and Cash Equivalents	$984.8	$793.4	24%	$351.3	180%
Total Assets	$4,819.6	$4,694.9	3%	$4,033.7	19%
Total Non-Current Financial Liabilities	$1,014.1	$1,062.8	(5%)	$1,015.3	0%
Working Capital(1)	$843.1	$733.6	15%	$404.8	108%
Earnings before Interest, Tax, Depreciation and Amortization ("EBITDA")(1)	$306.8	$338.8	(9%)	$98.8	211%
Adjusted EBITDA(1)	$320.8	$305.4	5%	$109.7	192%
Free Cash Flow(1)	$223.5	$250.4	(11%)	$43.5	414%

Shareholders
Earnings per Share ("EPS") – Basic & Diluted	$0.26	$0.17	53%	$0.01	2,500%
Adjusted EPS(1)	$0.31	$0.30	3%	$0.05	572%

(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 48 to 56 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.
(2) Operational metrics shown in the table above are reported on an attributable basis to account for the Company’s 70% ownership of Los Gatos.

First Majestic Silver Corp. 2026 First Quarter Report	Page 4

First Quarter Production Summary	Los Gatos (1)(3)	Santa Elena	San Dimas	La Encantada	Consolidated
Ore Processed / Tonnes Milled	227,379	284,236	235,519	312,199	1,059,333
Silver Ounces Produced	1,183,089	355,827	1,177,686	829,081	3,545,683
Gold Ounces Produced(3)	656	21,117	12,541	27	34,341
Cash Costs per AgEq Ounce (2)	$20.34	$18.27	$19.92	$25.80	$20.28
All-in Sustaining Cost per AgEq Ounce (2)	$25.04	$21.65	$28.36	$33.40	$29.76
Total Production Cost per Tonne (2)	$107.85	$101.17	$170.00	$64.86	$107.22

1.All production and non-GAAP results shown in the table above are reported on an attributable basis, meaning they reflect only the portion of results corresponding to the Company’s 70% ownership of the Los Gatos Silver Mine.
2.These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 48 to 56 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.
3.Base metal production at the Los Gatos Silver Mine includes 15,407,856 lbs. zinc, 8,700,148 lbs. lead and 262,913 lbs. copper (70% attributable basis).

First Quarter Financial Highlights
•The Company delivered a strong first quarter, with silver and gold production tracking well towards the Company’s 2026 guidance targets. Revenues increased significantly, driven by higher realized silver and gold prices, while costs remained well controlled. A continued focus on operational efficiency allowed revenues to grow substantially faster than costs, including variable costs such as royalties and worker production bonuses that rise with the silver price, resulting in meaningful margin expansion. Throughput rates increased by 12%, enabling the Company to optimize lower marginal cut‑off grades. As a result, overall profitability improved across all mine sites even though reported per‑ounce costs appeared higher, which was largely attributable to unfavourable year‑over‑year changes in the AgEq conversion ratios driven by rising metal prices, which have a positive impact on the Company overall. Irrespective of the impacts of the AgEq conversion ratio, the Company continues to achieve record financial performance.
•Treasury and Working Capital Position: The Company ended the quarter with $1,128.6 million cash in treasury, representing a 20% increase compared to $937.7 million at the end of 2025, and the highest treasury position in the Company’s history. Cash in treasury includes $143.8 million that is held in restricted cash, compared to $144.3 million as at December 31, 2025. Further, working capital reached a record high of $843.1 million, excluding $143.8 million in restricted cash, a 15% increase compared to $733.6 million as at December 31, 2025. This increase was achieved despite $95.5 million paid in taxes due to the strong earnings during the quarter and in relation to 2025. Refer to the “Liquidity, Capital Resources and Contractual Obligations” section below for further details.
•Quarterly Revenue: In the first quarter, the Company generated a fifth consecutive quarterly revenue record of $476.7 million, representing a 95% increase compared to $243.9 million in the first quarter of 2025. The higher revenues were largely driven by a higher average realized silver and gold price, which represented a 161% and 81% increase, respectively, when compared to the first quarter of 2025 and resulted in revenues increasing by $286.6 million. Revenue growth was also driven by a 50% and a 3% increase in silver ounces sold at La Encantada and Santa Elena, respectively, along with 48%, 34%, and 18% increase in zinc, copper, and lead pounds sold, respectively, at Los Gatos compared to the first quarter of 2025. Additionally, sales at First Mint contributed $14.5 million in gross revenue, representing an 84% increase compared to revenues of $7.9 million in the first quarter of 2025, at an average silver price of $83.52 per ounce for the quarter.
•Mine Operating Earnings: The Company achieved record mine operating earnings of $266.6 million, a significant improvement compared to mine operating earnings of $63.8 million in the first quarter of 2025. This increase was largely driven by higher metal prices compared to the first quarter of 2025. Notably, at La Encantada, a 50% increase in silver ounces sold, combined with lower costs per ounce, contributed to a $31.2 million increase in mine operating earnings, a significant increase compared to a $0.5 million mine operating loss in the first quarter of 2025.
•Cash Flow from Operations: Operating cash flow before changes in working capital and taxes paid in the quarter was $310.6 million, representing a 182% increase in operating cash flow compared to $110.0 million in the first quarter of 2025. This improvement was primarily driven by a $202.8 million increase in mine operating earnings, largely driven by the record revenues generated during the quarter.

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•EBITDA1: EBITDA for the quarter was $306.8 million, representing a significant increase compared to $98.8 million in the first quarter of 2025. The increase in EBITDA was primarily attributable to improved mine operating earnings in the quarter compared to the first quarter of 2025, along with $13.4 million of investment income, a significant increase compared to $0.5 million investment income during the first quarter of 2025. This increase was partially offset by a $0.7 million foreign exchange loss during the quarter, compared to a $0.5 million loss in the first quarter of 2025, as well as $1.1 million in restructuring costs driven by higher severance costs incurred as the Company continues to optimize its workforce across all sites.
•Adjusted EBITDA1: Adjusted EBITDA normalized for non-cash or non-recurring items such as unrealized losses on marketable securities, share based payments, restructuring costs, and abnormal maintenance costs at Los Gatos for the quarter was $320.8 million, representing a 192% increase compared to $109.7 million in the first quarter of 2025.
•Quarterly Net Earnings: Net earnings attributable to owners of the Company for the quarter were $128.1 million (EPS of $0.26), representing a significant increase compared to net earnings of $2.3 million (EPS of $0.01) in the first quarter of 2025. The increase in net earnings was primarily attributed to the higher mine operating earnings, along with investment income of $13.4 million (EPS of ($0.03)), compared to $0.5 million in the first quarter of 2025 (EPS of $nil), partially offset by a non-cash income tax expense of $93.5 million (EPS of ($0.19)), compared to a non-cash income tax expense of $22.8 million (EPS ($0.05)) in the first quarter of 2025.
•Adjusted Net Earnings1: Adjusted net earnings normalized for non-cash or non-recurring items such as unrealized losses on marketable securities, share based payments, restructuring costs, abnormal maintenance costs at Los Gatos, and deferred income tax was $151.7 million (adjusted EPS of $0.31), compared to an adjusted net earnings of $20.9 million (adjusted EPS of $0.05) in the first quarter of 2025.
•Capital Expenditures: Capital expenditures attributable to the Company in the first quarter were $44.7 million ($49.1 million on a 100% basis), representing a 12% decrease compared to $51.0 million in total capital expenditures in the first quarter of 2025. Attributable capital expenditures consisted of $25.4 million in underground development (2025 - $19.9 million), $10.0 million in exploration (2025 - $18.9 million), and $8.3 million in PP&E (2025 - $7.3 million). On a 100% basis, these amounts totaled $28.3 million in underground development, $10.8 million in exploration, and $9.1 million in PP&E. Attributable capital expenditures in the first quarter of 2026 represent 20% of the 2026 capital expenditures guidance midpoint.

First Quarter Operational Highlights

•Quarterly Silver Production (26% of guidance midpoint): The Company produced 3.5 million silver ounces in Q1 2026 compared to 3.7 million silver ounces produced in Q1 2025, representing 26% of the 2026 silver production guidance midpoint. The modest decrease in silver production was partially attributable to a lower head grade milled, reflecting a reduced cut-off grade in Q1 2026 versus Q1 2025 in response to a stronger metal price environment. This was partially offset by a 48% year-over-year increase in silver production at La Encantada, driven by higher grades and improved recovery rates mined from the Ojuelas ore body.
•Quarterly Gold Production (28% of guidance midpoint): The Company produced 34,341 gold ounces in Q1 2026 compared to 36,469 gold ounces produced in Q1 2025, representing 28% of the 2026 gold production guidance midpoint. The decline in gold production was primarily driven by lower gold grades milled, reflecting the application of a lower cut-off grade.
•Inventory: The Company held 676,637 silver ounces and 2,732 gold ounces in finished goods inventory as at March 31, 2026, inclusive of coins and bullion. The fair market value of this inventory as at March 31, 2026 was $50.9 million for silver and $12.8 million for gold, which was not included in revenue during the quarter.
•Continued Active Exploration Program: During the first quarter, the Company completed a total of 65,978 m of drilling across its mines in Mexico and the United States. During the quarter, up to 27 drill rigs were active consisting of five rigs at Los Gatos, seven rigs at Santa Elena, 13 rigs at San Dimas, and two rigs at La Encantada.
•Positive Exploration Results: In March, the Company announced the results of a successful 2025 exploration program at its Jerritt Canyon Gold Mine (“Jerritt Canyon”) located in Nevada, USA, including drilling at the Mahala, Javelin, and Saval targets within the Smith-SSX-Saval mining area (see news release dated March 10, 2026).
1 This measure does not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate this measure may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 48 to 56 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

First Majestic Silver Corp. 2026 First Quarter Report	Page 6

•Strong Growth in Mineral Reserves and Mineral Resource Estimates: At the end of March, First Majestic announced updated Mineral Reserve Estimates for its four operating mines in Mexico, and updated Mineral Resource Estimates for its operating mines and for Jerritt Canyon, each with an effective date of December 31, 2025 (see news release dated March 31, 2026). Santa Elena delivered the largest percentage increase in Inferred Mineral Resources, driven by continued drilling success at the Navidad vein system and the declaration of a maiden Inferred Mineral Resource at the Santo Niño silver-gold discovery. Together, Navidad and Santo Niño host 10.5 million tonnes of Inferred Mineral Resources containing 90.7 million AgEq ounces, at an average grade of 268 g/t AgEq.
•Restart plan commenced for Jerritt Canyon targeting production in H2 2027: On April 2nd, the Company announced that it has commenced a restart plan for Jerritt Canyon as a result of the new expanded Mineral Resource base at Jerritt Canyon combined with strengthened long-term gold price assumptions and successful drilling results over the past two years (see news release dated April 2, 2026).
•Strong Safety Performance Continues: The consolidated Q1 2026 Total Reportable Incident Frequency Rate for the Company was 0.61. The Lost Time Incident Frequency Rate was 0.06 consistent with the same period last year. The Company’s safety performance continues to be best in class amongst its peer group.
•Cash Costs: Cash costs per attributable payable AgEq ounce for the quarter were $20.28, compared to $13.68 per ounce in the first quarter of 2025. The increase in cash costs per AgEq ounce was primarily due to a 13% decrease in AgEq ounces produced compared to the first quarter of 2025. The reduction in reported AgEq ounces resulted from the outperformance of silver compared to other metals compared to Q1 2025, which lowered the AgEq conversion ratio for by-product metals. As this AgEq conversion ratio was 75:1 in Q1 2026, compared to 90:1 in Q1 2025, this reduced the number of reported AgEq ounces, making cash costs per AgEq ounce appear higher despite strong performance and favourable underlying economics. However, this price environment is favourable and strengthens the Company's overall economics. Applying the same assumptions used to calculate AgEq ounces in Q1 2025, attributable payable AgEq ounces in Q1 2026 would have increased by 758,942 ounces, resulting in an 11% decrease to cash costs per attributable AgEq ounce, compared to current costs.
In addition, higher metal prices increased labour production bonuses, while higher mining and milling rates increased mining and milling costs, impacting cash costs. Finally, rising metal prices contributed to higher royalty payments. Cash costs were further impacted by the strengthening of the Mexican peso against the U.S. dollar, which averaged 14% stronger relative to the US dollar compared to the first quarter of 2025.

•AISC: AISC per attributable payable AgEq ounce in the first quarter was $29.76, compared to $19.24 per ounce in the first quarter of 2025. This increase was primarily driven by an increase in cash cost, as previously discussed. The increase in AISC was also driven by higher worker participation costs due to rising metal prices, along with an increased mine development rate yielding higher sustaining development costs. Applying the same assumptions used to calculate AgEq ounces in Q1 2025, AISC per attributable AgEq ounce in Q1 2026 would have decreased by 11% compared to current costs.

•AISC Margins: During the first quarter of 2026, First Majestic generated an AISC margin, being the difference between its realized price and AISC, of $52.24 per AgEq ounce, a significant improvement compared to $13.26 per AgEq during the same period of the prior year. This margin reflects First Majestic’s focus on cost efficiency and effective management of rising variable costs and the strong metal price environment.

First Majestic Silver Corp. 2026 First Quarter Report	Page 7

ACQUISITION OF GATOS SILVER INC.

On January 16, 2025, the Company completed its acquisition of Gatos pursuant to a merger agreement that was entered into between the parties on September 4, 2024 (the "Merger Agreement"), and as a result of such acquisition, Gatos became a wholly-owned subsidiary of the Company. The Company issued an aggregate of 177,433,006 common shares of the Company to acquire all of the issued and outstanding shares of common stock of Gatos (in addition to a nominal amount of cash in lieu of fractional First Majestic common shares), resulting in former Gatos shareholders holding approximately 38% of the issued and outstanding common shares of the Company post-closing on a fully diluted basis at the closing of the transaction. In addition, the Merger Agreement provided for the issuance by First Majestic of options to purchase an aggregate of 8,242,244 First Majestic options in exchange for all existing Gatos options at exercise prices adjusted by the exchange ratio of 2.55. All existing RSUs and DSUs of Gatos were settled for an aggregate of 2,207,762 First Majestic common shares.

Gatos holds a 70% interest in the Los Gatos Joint Venture, which owns the producing Los Gatos underground silver mine in Chihuahua, Mexico. The Los Gatos mine consists of approximately 103,000 hectares of mineral rights, representing a highly prospective and under-explored district with numerous silver-zinc-lead epithermal mineralized zones identified as priority targets. The acquisition was completed in order to support the Company's growth strategy by adding another cornerstone asset within a world-class mining jurisdiction to the Company's portfolio.

Management has concluded that Gatos constitutes a business and, therefore, the acquisition is accounted for in accordance with IFRS 3 - Business Combinations. Given the delivery of the consideration and the fulfillment of the covenants as per the Merger Agreement, the transaction was deemed to be completed with First Majestic identified as the acquirer. Based on the opening market price of the Company’s common shares on January 16, 2025 (the “Acquisition Date”), the total consideration for the Gatos acquisition was $1.05 billion. The Company began consolidating the operating results, cash flows and net assets of Gatos from January 16, 2025 onwards.

The determination of the fair value of assets acquired and liabilities assumed is based on a detailed valuation of Gatos' net assets, utilizing income, market, and cost valuation methods conducted with the assistance of an independent third party. The determination of the fair value of assets acquired and liabilities assumed was previously reported based on preliminary estimates at the Acquisition Date. During the second quarter of 2025, the Company finalized the full and detailed valuation of the fair value of the net assets of Gatos acquired using income, market, and cost valuation methods with the assistance of an independent third party.

First Majestic Silver Corp. 2026 First Quarter Report	Page 8

Consideration and Purchase Price Allocation

Total consideration for the acquisition was valued at $1.05 billion on the Acquisition Date. The following table summarizes the consideration paid as part of the purchase price:

Total Consideration

177,433,006 Consideration Shares issued to Los Gatos shareholders with an accounting fair value of $5.68 per share(1)	$1,007,819
2,207,762 DSUs and RSUs of Los Gatos converted to First Majestic common shares with an accounting fair value of $5.68 per share(1)	12,540
8,242,244 Options of Los Gatos converted to First Majestic Options with an accounting fair value of $3.51 per option(3)	26,023
Other consideration(2)	7,841
Total consideration	$1,054,223
(1)Fair value of Consideration Shares was estimated at $5.68 per share based on the opening price of First Majestic’s common shares on the New York Stock Exchange on January 16, 2025.
(2)Other consideration is made up of cash payments for withholding taxes and payments made for fractional shares.
(3)The fair value of Options was estimated using the Black-Scholes method as at the Acquisition Date, using the following assumptions:

Risk-free interest rate (%)	2.94% - 3.05%
Expected life (years)	3.99
Expected Volatility (%)	58%
Expected dividend yield (%)	0.28%

First Majestic Silver Corp. 2026 First Quarter Report	Page 9

The following table summarizes the purchase price allocated to the identifiable assets and liabilities of Gatos based on their estimated fair values on the Acquisition Date:

Allocation of Purchase Price

Cash and cash equivalents(2)	$167,401
Inventories	19,107
Trade and other receivables(1)	19,644
VAT receivables	2,026
Prepaid expenses and other	6,505
Mining interest	1,658,689
Property, plant and equipment	185,261
Right-of-use assets	281
Trade and other payables	(65,037)
Income taxes payable	(12,717)
Lease obligations	(415)
Decommissioning liabilities	(8,112)
Deferred tax liabilities	(511,314)
Net assets acquired	$1,461,319
Non-controlling interests	(407,096)
Net assets attributable to the Company	$1,054,223
(1) Trade and other receivables are expected to be fully recoverable.
(2) Cash acquired by the Company on the Acquisition Date was $159.6 million net of withholding taxes on RSU settlements amounting to $7.8 million.

First Majestic Silver Corp. 2026 First Quarter Report	Page 10

The Company used discounted cash flow models to determine the fair value of the depletable mining interest. The expected future cash flows are based on estimates of future silver, gold, lead, zinc and copper prices, estimated quantities of mineral reserves and mineral resources, expected future production costs and capital expenditures based on the life of mine plans at the Acquisition Date. The discounted future cash flow models used a 6.00% discount rate based on the Company’s assessment of country risk, project risk and other potential risks specific to the acquired mining interest.

The significant assumptions used in the determination of the fair value of the mining interests were as follows:

Average prices:
Silver	$28.50
Gold	$2,200
Zinc	$1.25
Lead	$1.10
Copper	$4.50
Discount rate	6.0%
Average grades over life of mine:
Silver	150 g/t
Gold	0.21 g/t
Zinc	3.84%
Lead	2.01%
Copper	0.20%
Average recovery rate:
Silver	88.20%
Gold	54.20%
Zinc	63.10%
Lead	88.10%
Copper	74.00%
Discount rate	6.00%
Mine life (years)	10
The Company used a market approach to determine the fair value of exploration potential by comparing the costs of other precedent market transactions on a dollar per hectare basis. Those amounts were used to determine the range of area-based resources multiples implied within the value of transactions by other market participants. Additionally, the Company completed a secondary valuation by comparing the costs of other precedent transactions within the industry on a dollar per in situ ounce basis and selected a multiple within this range for additional ounces identified outside of the life-of-mine. Management made a significant assumption in the determination of the fair value of exploration potential by using an implied multiple of $5,208 per hectare or $3.16 per silver equivalent ounce for a total of $536.4 million. The Company accounted for exploration potential through inclusion within non-depletable mineral interest.

First Majestic Silver Corp. 2026 First Quarter Report	Page 11

OVERVIEW OF OPERATING RESULTS
Selected Production Results for the Past Eight Quarters:

	2026	2025				2024
PRODUCTION HIGHLIGHTS	Q1	Q4	Q3	Q2	Q1(3)	Q4	Q3	Q2
Ore processed/tonnes milled
Los Gatos (70%)(2)	227,379	226,900	213,262	233,480	193,825	—	—	—
Santa Elena	284,236	283,721	277,858	269,830	270,203	271,783	259,919	256,427
San Dimas	235,519	243,807	234,156	219,198	231,190	219,388	195,279	183,188
La Encantada	312,199	303,848	271,726	281,296	249,155	253,953	223,200	234,955
Consolidated	1,059,333	1,058,276	997,002	1,003,804	944,373	745,124	678,397	674,570

Silver ounces produced
Los Gatos (70%)(2)	1,183,089	1,491,235	1,408,467	1,524,949	1,444,719	—	—	—
Santa Elena	355,827	358,185	412,669	306,224	339,784	406,009	376,203	376,947
San Dimas	1,177,686	1,315,711	1,467,344	1,242,717	1,359,378	1,191,893	1,046,340	1,141,906
La Encantada	829,081	1,000,203	575,193	628,105	560,622	755,963	545,031	585,329
Consolidated	3,545,683	4,165,334	3,863,673	3,701,995	3,704,503	2,353,865	1,967,574	2,104,181

Gold ounces produced
Los Gatos (70%)(2)	656	894	727	706	794	—	—	—
Santa Elena	21,117	25,083	20,979	20,637	21,408	27,216	27,435	27,176
San Dimas	12,541	15,066	13,945	12,472	14,241	12,264	12,582	12,043
La Encantada	27	32	30	49	26	26	—	—
Jerritt Canyon	—	342	—	—	—	—	1,684	74
Consolidated	34,341	41,417	35,681	33,864	36,469	39,506	41,701	39,293

Cash cost per Ounce(1)
Los Gatos (per AgEq Ounce)(2)	$20.34	$16.12	$12.51	$12.44	$10.82	$—	$—	$—
Santa Elena (per AgEq Ounce)	$18.27	$15.97	$15.00	$13.57	$12.92	$10.99	$11.96	$12.25
San Dimas (per AgEq Ounce)	$19.92	$16.25	$14.29	$15.66	$13.82	$15.14	$16.50	$16.66
La Encantada (per AgEq Ounce)	$25.80	$19.72	$24.06	$27.19	$26.03	$20.01	$25.24	$23.69
Jerritt Canyon (per Au Ounce)	$—	$—	$—	$—	$—	$—	$1,491	$1,186
Consolidated (per AgEq Ounce)	$20.28	$16.66	$14.83	$15.08	$13.68	$13.82	$15.17	$15.29

All-in sustaining cost per Ounce(1)
Los Gatos (per AgEq Ounce)(2)	$25.04	$18.81	$15.36	$13.70	$13.07	$—	$—	$—
Santa Elena (per AgEq Ounce)	$21.65	$19.44	$18.32	$18.58	$15.46	$13.54	$14.38	$15.07
San Dimas (per AgEq Ounce)	$28.36	$21.62	$19.36	$20.10	$17.57	$20.63	$21.44	$21.78
La Encantada (per AgEq Ounce)	$33.40	$25.95	$29.72	$31.94	$31.68	$25.34	$30.10	$27.87
Jerritt Canyon (per Au Ounce)	$—	$—	$—	$—	$—	$—	$1,491	$1,186
Consolidated (per AgEq Ounce)	$29.76	$23.48	$20.90	$21.02	$19.24	$20.34	$21.03	$21.64

Production cost per tonne
Los Gatos(2)	$107.85	$103.74	$96.29	$91.65	$84.46	$—	$—	$—
Santa Elena	$101.17	$102.65	$114.79	$107.02	$94.28	$91.11	$107.80	$107.47
San Dimas	$170.00	$153.97	$154.35	$173.88	$156.10	$149.49	$168.45	$193.02
La Encantada	$64.86	$62.11	$50.26	$58.53	$57.56	$56.88	$60.86	$57.11
Consolidated	$107.22	$103.07	$102.53	$104.45	$97.71	$96.63	$109.81	$113.16
(1) These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 48 to 56 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.
(2) All production and non-GAAP results shown in the table above are reported on an attributable basis to account for the 70% ownership of Los Gatos Mine.
(3) Los Gatos production during Q1 2025 was from January 16, 2025 to March 31, 2025 or 74 days.

First Majestic Silver Corp. 2026 First Quarter Report	Page 12

Operating Results – Consolidated Operations

CONSOLIDATED	2026-Q1	2025-Q4	Change Q1 vs Q4	2025-Q1	Change '26 vs '25

Ore processed/tonnes milled	1,059,333	1,058,276	0%	944,373	12%

Production
Silver ounces produced	3,545,683	4,165,334	(15%)	3,704,503	(4%)
Gold ounces produced	34,341	41,417	(17%)	36,469	(6%)
Pounds of lead produced	8,700,148	8,108,949	7%	7,487,065	16%
Pounds of zinc produced	15,407,856	14,238,927	8%	12,492,869	23%
Pounds of copper produced	262,913	235,886	11%	237,860	11%

Cost
Cash cost per AgEq Ounce(1)	$20.28	$16.66	22%	$13.68	48%
All-in sustaining costs per AgEq Ounce(1)	$29.76	$23.48	27%	$19.24	55%
Total production cost per tonne(1)	$107.22	$103.07	4%	$97.71	10%

Underground development (m)	12,610	8,379	50%	11,664	8%
Exploration drilling (m)	65,978	57,305	15%	61,218	8%
(1) These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 48 to 56 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

Production
During the quarter, the Company produced 3.5 million ounces of silver and 34,341 ounces of gold, compared to 3.7 million ounces of silver and 36,469 ounces of gold in the first quarter of 2025. Additionally, attributable production reached 8.7 million pounds of lead, 15.4 million pounds of zinc and 262,913 pounds of copper during the quarter. Total silver production in the quarter included 1.2 million ounces of attributable silver production from Los Gatos. Silver production at La Encantada increased by 48% compared to the first quarter of 2025, primarily due to improved ore flow and mine development rates resulting from management initiatives and the engagement of a new mine development contractor. Santa Elena's silver production increased by 5% compared to the first quarter of 2025 primarily due to increased throughput and silver grades. This was partially offset by marginally lower production at the other sites, primarily due to a lower head grade milled, reflecting a reduced cut-off grade in the quarter compared to the first quarter of 2025, in response to a stronger metal price environment.

Total ore processed during the quarter amounted to 1,059,333 tonnes, representing a 12% increase compared to 944,373 tonnes in the first quarter of 2025. Total tonnes processed increased significantly at La Encantada and Los Gatos, by 25% and 17% respectively. The increased throughput at La Encantada was primarily driven by increased mine development and mining rates in the Oujelas orebody area compared to the first quarter of 2025. The increased throughput at Los Gatos was largely attributable to an additional 16 days of operations during the quarter compared to the first quarter of 2025, which reflects the acquisition closing date of January 16, 2025. The Company continues to focus on achieving sustainably higher mill throughput at Los Gatos by increasing mining rates and has engaged a contractor to accelerate development activities, targeting a sustained increase in ore throughput to 4,000 tpd, based on operating days, in the second half of 2026.

First Majestic Silver Corp. 2026 First Quarter Report	Page 13

Cash Costs and All-In Sustaining Cost per AgEq Ounce

Cash costs per attributable payable AgEq ounce for the quarter were $20.28, compared to $13.68 per ounce in the first quarter of 2025. The increase in cash costs per AgEq ounce was primarily due to a 13% decrease in AgEq ounces produced compared to the first quarter of 2025. The reduction in reported AgEq ounces resulted from the outperformance of silver compared to other metals compared to Q1 2025, which lowered the AgEq conversion ratio for by-product metals. As this AgEq conversion ratio for gold was 75:1 in Q1 2026, compared to 90:1 in Q1 2025, this reduced the number of reported AgEq ounces, making cash costs per AgEq ounce appear higher despite strong performance and favourable underlying economics. However, this price environment is favourable and strengthens the Company's overall economics. Applying the same assumptions used to calculate AgEq ounces in Q1 2025, attributable payable AgEq ounces in Q1 2026 would have increased by 758,942 ounces, resulting in an 11% decrease to cash costs per attributable AgEq ounce, compared to current costs.

In addition, higher metal prices increased labour production bonuses, while higher mining and milling rates increased mining and milling costs, impacting cash costs. Finally, rising metal prices contributed to higher royalty payments. Cash costs were further impacted by the strengthening of the Mexican peso against the U.S. dollar, which averaged 14% stronger relative to the US dollar compared to the first quarter of 2025.

AISC per attributable payable AgEq ounce in the first quarter was $29.76, compared to $19.24 per ounce in the first quarter of 2025. This increase was primarily driven by an increase in cash cost, as previously discussed. The increase in AISC was also driven by higher worker participation costs due to rising metal prices, along with an increased mine development rate yielding higher sustaining development costs. Applying the same assumptions used to calculate AgEq ounces in Q1 2025, AISC per attributable AgEq ounce in Q1 2026 would have decreased by 11% compared to current costs.

During the first quarter of 2026, First Majestic generated an AISC margin, being the difference between its realized price and AISC, of $52.24 per AgEq ounce, a significant improvement compared to $13.26 per AgEq during the same period of the prior year. This margin reflects First Majestic’s focus on cost efficiency and effective management of rising variable costs and the strong metal price environment.

Management continues to undertake a series of cost reduction initiatives across the organization aimed at improving efficiencies, lowering production costs, capital spending, care and maintenance holding costs and corporate G&A costs while also increasing production. Additionally, management continues to integrate Los Gatos into the Company’s business by identifying and realizing synergies. Current initiatives include:

•Negotiating workforce labour productivity and efficiency at all operations;
•Increasing long hole stoping methods to reduce mining cost per tonne;
•Managing over-break and under-break to reduce ore dilution impacts and optimize ore extraction at San Dimas, Los Gatos and Santa Elena;
•Increasing mine development rates at San Dimas, Los Gatos, and La Encantada to access additional ore;
•Renegotiating consumable contracts and reducing the use of external consultants;
•Optimizing the use of reagent and grinding media consumption;
•Changes in shift line-up and other productivity-enhancing adjustments are being implemented, alongside the use of quality assurance and quality control on operating drilling methods to verify stope positioning, grade, and tonnage. These efforts are also expected to increase development rates and open additional ore stopes;
•Mining development contractors were mobilized at Los Gatos in Q4 2025 and at La Encantada in Q3 2025 to accelerate underground development. At Los Gatos, this included the lower ramp and South‑East Deeps to gain access to additional ore and support an increase in sustainable throughput to 4,000 tpd in H2 2026. At La Encantada, this included ore and waste development to enable access to higher‑grade ore, including the Ojuelas area.
•Mobilizing a long hole contractor in both Los Gatos and La Encantada to increase quality drill inventory and tonnage;
•Increasing mill throughput across all operations while optimizing operating parameters;
•Optimizing mine sequencing with the goal of improving ore extraction at San Dimas, Los Gatos, Santa Elena and La Encantada;
•Completing the rebuild of the leaching tanks at the San Dimas plant;
•Internalizing haulage at La Encantada to support increased mill throughput rates and lower unit haulage costs;
•Improving La Encantada metallurgical recoveries through the addition of lead nitrate to processing;
•Lowering holding costs at the Company’s suspended operations; and

First Majestic Silver Corp. 2026 First Quarter Report	Page 14

•Commencing a Jerritt Canyon restart program to advance the technical and operational workstreams required to complete a restart plan, including completion of a pre-feasibility level study on Jerritt Canyon.

Development and Exploration

During the quarter, the Company completed 12,610 m of underground development and 65,978 m of exploration drilling, representing increases of 8% in both categories compared to 11,664 m and 61,218 m, respectively, in the first quarter of 2025. During the quarter, up to 27 drill rigs were active consisting of five rigs at Los Gatos, seven rigs at Santa Elena, 13 rigs at San Dimas, and two rigs at La Encantada. The Company continues to increase investment in mine development and exploration activities to support increased ore extraction and plant throughput rates.

First Majestic Silver Corp. 2026 First Quarter Report	Page 15

Los Gatos Silver Mine, Chihuahua, Mexico

The Los Gatos Silver Mine is located in the state of Chihuahua, Mexico, approximately 120 kilometres (“km”) south of Chihuahua City. The mine operates with a processing capacity of 4,000 tpd, utilizing a flotation circuit to produce high-grade zinc, lead, and copper concentrates. The Los Gatos Silver Mine is part of the larger Los Gatos District, which hosts multiple mineralized zones with significant exploration potential. The Company owns 70% of the Los Gatos Silver Mine through its 70% interest in the Los Gatos Joint Venture, which covers a land package of approximately 103,000 ha.

Los Gatos (disclosed 70% ownership interest)	2026-Q1	2025-Q4	Change Q1 vs Q4	2025-Q1(2)	Change '26 vs '25

Total ore processed/tonnes milled	227,379	226,900	0%	193,825	17%
Average silver grade (g/t)	190	235	(19)%	262	(27)%
Average gold grade (g/t)	0.19	0.25	(24)%	0.24	(21)%
Average zinc grade (%)	4.20%	3.88%	8%	4.08%	3%
Average lead grade (%)	2.00%	1.94%	3%	1.98%	1%
Average copper grade (%)	0.08%	0.08%	0%	0.10%	(20)%
Silver recovery (%)	85%	87%	(2)%	89%	(4)%
Gold recovery (%)	48%	50%	(4)%	53%	(9)%
Lead Recovery (%)	87%	86%	1%	89%	(2)%
Zinc Recovery (%)	73%	73%	0%	72%	1%
Copper Recovery (%)	63%	61%	3%	63%	0%

Attributable Production
Silver ounces produced	1,183,089	1,491,235	(21)%	1,444,719	(18)%
Gold ounces produced	656	894	(27)%	794	(17)%
Zinc pounds produced	15,407,856	14,238,927	8%	12,492,869	23%
Lead pounds produced	8,700,148	8,108,949	7%	7,487,065	16%
Copper pounds produced	262,913	235,886	11%	237,860	11%

Cost
Cash cost per AgEq Ounce(1)	$20.34	$16.12	26%	$10.82	88%
All-In sustaining costs per AgEq Ounce(1)	$25.04	$18.81	33%	$13.07	92%
Total production cost per tonne(1)	$107.85	$103.74	4%	$84.46	28%

Underground development (m)	3,296	1,950	69%	1,687	95%
Exploration drilling (m)	10,598	10,954	(3)%	14,880	(29)%
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 48 to 56 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.
(2) Los Gatos production during Q1 2025 was from January 16, 2025 to March 31, 2025 or 74 days.
During the first quarter, Los Gatos produced 1,183,089 ounces of silver, 15,407,856 pounds of zinc, 8,700,148 pounds of lead, 262,913 pounds of copper, and 656 ounces of gold, compared to 1,444,719 ounces of silver, 12,492,869 pounds of zinc, 7,487,065 pounds of lead, 237,860 pounds of copper, and 794 ounces of gold in the first quarter of 2025. The marginal reductions in silver and gold production were attributable to a lower head grade milled, reflecting a reduced cut-off grade in the first quarter of 2026 compared to the first quarter of 2025 in response to a stronger metal price environment. The silver and gold production in the first quarter of 2026 represents 23% and 22% of the 2026 production guidance midpoint, respectively. The Company continues to focus on increasing throughput at Los Gatos by increasing mine development, long-hole drilling rates and is targeting a sustained ore throughput of 4,000 tpd, based on operating days, in the second half of 2026.

First Majestic Silver Corp. 2026 First Quarter Report	Page 16

The mill processed a total of 227,379 tonnes of ore, representing an increase of 17% compared to the first quarter of 2025. Silver and gold grades averaged 190 g/t and 0.19 g/t compared to 262 g/t and 0.24 g/t for silver and gold, respectively, compared to the first quarter of 2025. Zinc, lead, and copper grades averaged 4.20%, 2.00%, and 0.08% compared to 4.08%, 1.98%, and 0.10%, respectively, compared to the first quarter of 2025.

Silver, lead, zinc and gold recoveries during the quarter averaged 85%, 87%, 73%, and 48%, respectively, compared to 89%, 89%, 72%, and 53%, respectively in the first quarter of 2025.

Cash costs per AgEq ounce for the quarter were $20.34, compared to $10.82 per AgEq ounce in the first quarter of 2025, primarily driven by a 20% decrease in AgEq ounces produced compared to the first quarter of 2025. The reduction in reported AgEq ounces resulted from the outperformance of silver compared to other metals compared to Q1 2025, which lowered the AgEq conversion ratio for by-product metals. As this AgEq conversion ratio was 75:1 in Q1 2026, compared to 90:1 in Q1 2025, this reduced the number of reported AgEq ounces, making cash costs per AgEq ounce appear higher despite strong performance and favourable underlying economics. Applying the same assumptions used to calculate AgEq ounces in Q1 2025, attributable payable AgEq ounces in Q1 2026 would have increased by 264,961 ounces, resulting in a 15% decrease to cash costs per attributable AgEq ounce, compared to current costs.

Higher unit costs resulted from increased milling and mining volumes due to an increase in ore tonnes mined and milled, along with increases in third party smelting and refining charges, driven by rising silver prices. Finally, one time unplanned maintenance costs relating to dewatering pumps at the mine site, along with the strengthening of the Mexican peso which averaged 14%, stronger against the US dollar compared to the same period of the prior year contributed to higher cash costs.

AISC per AgEq ounce for the quarter was $25.04, compared to $13.07 in the first quarter of 2025, primarily due to the increase in cash costs. AISC was further impacted by higher worker participation costs as a result of rising metal prices, and increased investment in mine development and sustaining development costs, partly offset by lower property, plant and equipment costs. Applying the same assumptions used to calculate AgEq ounces in Q1 2025, AISC per attributable AgEq ounce in Q1 2026 would have decreased by 15% compared to current costs.

A total of 3,296 m of underground development was completed in the first quarter, representing a 95% increase compared to 1,687 m in the first quarter of 2025. During the quarter, five surface drill rigs completed 10,598 m of exploration drilling on the property, representing a decrease of 29% compared to 14,880 m in the first quarter of 2025. Drilling continued at the Central and Northwest Deeps zones, as well as at several greenfield targets. Total exploration costs in the first quarter were $1.8 million, representing a 34% decrease compared to $2.7 million in the first quarter of 2025.

First Majestic Silver Corp. 2026 First Quarter Report	Page 17

Santa Elena Silver/Gold Mine, Sonora, Mexico

The Santa Elena Silver/Gold Mine is located approximately 150 km northeast of the city of Hermosillo, Sonora, Mexico. The operating plan for Santa Elena involves the processing of ore in a 3,200 tpd cyanidation circuit from underground reserves. Santa Elena consists of a central processing plant that can receive ore from separate underground mining operations, Santa Elena and Ermitaño. The Company owns 100% of the Santa Elena mine including mining concessions totaling 102,244 ha.

Santa Elena	2026-Q1	2025-Q4	Change Q1 vs Q4	2025-Q1	Change '26 vs '25

Total ore processed/tonnes milled	284,236	283,721	0%	270,203	5%
Average silver grade (g/t)	61	62	(2%)	58	5%
Average gold grade (g/t)	2.43	2.91	(16%)	2.59	(6%)
Silver recovery (%)	64%	64%	0%	68%	(6%)
Gold recovery (%)	95%	95%	0%	95%	0%

Production
Silver ounces produced	355,827	358,185	(1%)	339,784	5%
Gold ounces produced	21,117	25,083	(16%)	21,408	(1%)

Cost
Cash cost per AgEq Ounce(1)	$18.27	$15.97	14%	$12.92	41%
All-In sustaining costs per AgEq Ounce(1)	$21.65	$19.44	11%	$15.46	40%
Total production cost per tonne(1)	$101.17	$102.65	(1%)	$94.28	7%

Underground development (m)	1,481	905	64%	2,307	(36%)
Exploration drilling (m)	20,429	10,846	88%	16,809	22%
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 48 to 56 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

Santa Elena produced 355,827 ounces of silver and 21,117 ounces of gold during the quarter, representing a 5% increase and a 1% decrease, respectively, compared to 339,784 ounces of silver and 21,408 ounces of gold in the first quarter of 2025. The silver and gold production in the first quarter of 2026 represents 25% and 31% of the 2026 production guidance midpoint, respectively.

The mill processed a new quarterly record of 284,236 tonnes of ore in the first quarter, representing a 5% increase compared to 270,203 tonnes in the first quarter of 2025. Silver and gold head grades averaged 61 g/t and 2.43 g/t, respectively, representing a 5% increase and a 6% decrease, respectively. Lower gold ore grades from the Ermitaño mine were expected under the 2026 mine plan.

Silver and gold recoveries during the quarter averaged 64% and 95%, respectively, compared to 68% and 95%, respectively, in the same period of last year. The slightly lower recoveries were driven by the higher mill feed and throughput during the quarter.

Cash costs per AgEq ounce in the first quarter were $18.27, compared to $12.92 per AgEq ounce in the first quarter of 2025, largely driven by a 14% decrease in AgEq ounces produced compared to the first quarter of 2025. Despite a 5% increase in silver production during the quarter, AgEq ounces were impacted by the outperformance of silver compared to other metals compared to Q1 2025, which lowered the AgEq conversion ratio for by-product metals. As this AgEq conversion ratio was 75:1 in Q1 2026, compared to 90:1 in Q1 2025, this reduced the number of reported AgEq ounces, making cash costs per AgEq ounce appear higher despite strong performance and favourable underlying economics. Applying the same

First Majestic Silver Corp. 2026 First Quarter Report	Page 18

assumptions used to calculate AgEq ounces in Q1 2025, payable AgEq ounces in Q1 2026 would have increased by 309,959 ounces, resulting in a 14% decrease to cash costs per AgEq ounce, compared to current costs.

Higher unit costs resulted from the strengthening of the Mexican peso against the US dollar, which averaged 14% stronger relative to the US dollar, compared to the first quarter of 2025. Finally, the cash cost increase was also driven by higher maintenance costs, increased haulage costs related to additional backfill requirements, higher milling costs due to higher tonnes processed, and increased royalty costs due to higher realized silver prices. Despite these factors, cash costs for the quarter remained below the low end of the Company’s guidance range of $20.04 per AgEq ounce.

AISC per AgEq ounce for the quarter was $21.65, compared to $15.46 per AgEq ounce in the first quarter of 2025. This was primarily attributable to the increase in cash costs along with higher worker participation costs due to rising metal prices, which was partially offset by lower sustaining PP&E costs compared to the first quarter of 2025. Applying the same assumptions used to calculate AgEq ounces in Q1 2025, AISC per AgEq ounce in Q1 2026 would have decreased by 14% compared to current costs. Additionally, AISC for the quarter remained below the low end of the Company’s guidance range of $24.90 per AgEq ounce.

The Santa Elena mine is subject to a gold streaming agreement with Royal Gold, which requires the Company to sell to Royal Gold 20% of its gold production over the life-of-mine from its leach pad and certain underground operations. The selling price to Royal Gold is the lesser of the prevailing market price or $450 per ounce, subject to a 1% annual inflation adjustment. During the three months ended March 31, 2026, the Company delivered nil ounces (March 31, 2025 - nil ounces) of gold to Royal Gold.
Orogen Royalties Inc., formerly Evrim Resource Corp., retains a 2% net smelter returns ("NSR") royalty from the sale of mineral products extracted from the Ermitaño mining concessions. In addition, there is an underlying NSR royalty where Osisko Gold Royalties Ltd. retains a 2% NSR from the sale of mineral products extracted from the Ermitaño mining concessions. During the three months ended March 31, 2026, the Company has incurred $4.9 million (March 31, 2025 - $2.9 million) in NSR royalty payments in connection with production from Ermitaño.

During the quarter, a total of 1,481 m of underground development was completed at Santa Elena, representing a 36% decrease compared to 2,307 m in the first quarter of 2025. During the quarter, seven drill rigs, consisting of five surface rigs and two underground rigs, completed 20,429 m of drilling on the property. Drilling activities included infill drilling aimed at converting Inferred to Indicated Mineral Resources, as well as drilling at select greenfield exploration targets. Total exploration costs in the first quarter were $3.6 million, representing a 20% increase compared to $3.0 million in the first quarter of 2025. As part of the Company's updated Mineral Reserve Estimates released in March 2026, Santa Elena delivered the largest percentage increase in Inferred Mineral Resources, driven by continued drilling success at the Navidad vein system and the declaration of a maiden Inferred Mineral Resource at the Santo Niño silver-gold discovery. Together, Navidad and Santo Niño host 10.5 million tonnes of Inferred Mineral Resources containing 90.7 million AgEq ounces, at an average grade of 268 g/t AgEq.

First Majestic Silver Corp. 2026 First Quarter Report	Page 19

San Dimas Silver/Gold Mine, Durango, Mexico

The San Dimas Silver/Gold Mine is located approximately 130 km northwest of the city of Durango, Durango State, Mexico and consists of 71,868 ha of mining claims located in the states of Durango and Sinaloa, Mexico. San Dimas is the largest producing underground mine in the state of Durango with over 250 years of operating history. The San Dimas operating plan involves processing ore from several underground mining areas with a 2,800 tpd capacity milling operation that produces silver/gold doré bars. The mine is accessible via a 40-minute flight from the Durango International Airport to a private airstrip in the town of Tayoltita, or by improved roadway. The Company owns 100% of the San Dimas mine.

San Dimas	2026-Q1	2025-Q4	Change Q1 vs Q4	2025-Q1	Change '26 vs '25

Total ore processed/tonnes milled	235,519	243,807	(3%)	231,190	2%
Average silver grade (g/t)	175	189	(7%)	203	(14%)
Average gold grade (g/t)	1.76	2.05	(14%)	2.04	(14%)
Silver recovery (%)	89%	89%	0%	90%	(1%)
Gold recovery (%)	94%	94%	0%	94%	0%

Production
Silver ounces produced	1,177,686	1,315,711	(10%)	1,359,378	(13%)
Gold ounces produced	12,541	15,066	(17%)	14,241	(12%)

Cost
Cash cost per AgEq Ounce(1)	$19.92	$16.25	23%	$13.82	44%
All-In sustaining costs per AgEq Ounce(1)	$28.36	$21.62	31%	$17.57	61%
Total production cost per tonne(1)	$170.00	$153.97	10%	$156.10	9%

Underground development (m)	5,878	3,629	62%	6,716	(12%)
Exploration drilling (m)	31,722	27,753	14%	28,535	11%
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 48 to 56 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

San Dimas produced 1,177,686 ounces of silver and 12,541 ounces of gold compared to 1,359,378 ounces of silver and 14,241 ounces of gold in the first quarter of 2025. The quarterly performance was a result of lower silver and gold grades as planned and guided, partially offset by slightly higher throughput. The silver and gold production in the first quarter of 2026 represents 28% and 24% of the 2026 production guidance midpoint, respectively.

The mill processed a total of 235,519 tonnes of ore, representing an increase of 2% compared to the first quarter of 2025. Silver and gold grades averaged 175 g/t and 1.76 g/t, respectively, compared to 203 g/t and 2.04 g/t in the first quarter of 2025. Higher throughput was achieved through improved mining rates driven by increased long-hole stoping that provided a steady supply of fresh ore to the mill.

Silver and gold recoveries during the quarter averaged 89% and 94%, respectively, compared to 90% and 94%, respectively, in the first quarter of 2025. Lower silver recoveries resulted from more complex ores encountered in the Perez vein.

During the first quarter, cash costs per AgEq ounce were $19.92, compared to $13.82 per AgEq ounce in the first quarter of 2025, primarily due to a 20% decrease in AgEq ounces produced compared to the first quarter of 2025. The reduction in reported AgEq ounces resulted from the outperformance of silver compared to other metals compared to Q1 2025, which lowered the AgEq conversion ratio for by-product metals. As this AgEq conversion ratio was 75:1 in Q1 2026, compared to 90:1 in Q1 2025, this reduced the number of reported AgEq ounces, making cash costs per AgEq ounce appear higher despite strong performance and favourable underlying economics. Applying the same assumptions used to calculate AgEq

First Majestic Silver Corp. 2026 First Quarter Report	Page 20

ounces in Q1 2025, payable AgEq ounces in Q1 2026 would have increased by 183,631 ounces, resulting in an 8% decrease to cash costs per AgEq ounce, compared to current costs.

Cash costs during the quarter were also impacted by higher mining and milling costs due to higher mining and milling rates, along with higher production taxes as a result of higher metal prices. Cash costs were further impacted by the strengthening of the Mexican peso which averaged 14% stronger relative to the US dollar compared to the same period of the prior year.

AISC per AgEq ounce for the quarter was $28.36, compared to $17.57 per AgEq ounce in the first quarter of 2025. This was primarily attributable to the increase in cash costs along with higher worker participation costs due to stronger metal prices. Applying the same assumptions used to calculate AgEq ounces in Q1 2025, AISC per AgEq ounce in Q1 2026 would have decreased by 8% compared to current costs.
The San Dimas mine is subject to a gold and silver streaming agreement with Wheaton Precious Metals Corp. (“Wheaton” or “WPMI”), which entitles Wheaton to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price for each gold equivalent ounce delivered. Should the average gold to silver ratio over a six-month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as of March 31, 2026 was 70:1. During the three months ended March 31, 2026, the Company delivered 7,670 ounces (March 31, 2025 - 8,962 ounces) of gold to WPMI at $643 per ounce (March 31, 2025 - $637 per ounce).

A total of 5,878 m of underground development was completed in the first quarter, representing a 12% decrease compared to 6,716 m in the first quarter of 2025. During the quarter, a total of 13 drill rigs consisting of three surface rigs and 10 underground rigs completed 31,722 m of exploration drilling on the property, an 11% increase compared to 28,535 m in the first quarter of 2025. Drilling focused on the Coronado, Carmen Escobosa, Elia, Roberta, and Regina vein systems. Total exploration costs were $3.7 million, representing a 17% increase compared to $3.2 million in the first quarter of 2025.

First Majestic Silver Corp. 2026 First Quarter Report	Page 21

La Encantada Silver Mine, Coahuila, Mexico

The La Encantada Silver Mine is an underground mine located in the northern Mexico State of Coahuila, 708 km northeast of Torreon. La Encantada has 4,076 ha of mineral concessions and surface land ownership of 1,343 ha. La Encantada also has a 4,000 tpd cyanidation plant, a camp with 120 houses as well as administrative offices, laboratory, general store, hospital, airstrip and all the necessary infrastructure required for such an operation. The mine is accessible via a two-hour flight from the Durango International Airport to the operation’s private airstrip, or via an improved road from the closest city, Muzquiz, Coahuila State, which is 225 km away. The Company owns 100% of the La Encantada mine.

La Encantada	2026-Q1	2025-Q4	Change Q1 vs Q4	2025-Q1	Change '26 vs '25

Ore processed/tonnes milled	312,199	303,848	3%	249,155	25%
Average silver grade (g/t)	121	140	(14%)	104	16%
Silver recovery (%)	69%	73%	(5%)	67%	3%

Production
Silver ounces produced	829,081	1,000,203	(17%)	560,622	48%
Gold ounces produced	27	32	(16%)	26	4%

Cost
Cash cost per AgEq Ounce(1)	$25.80	$19.72	31%	$26.03	(1%)
All-In sustaining costs per AgEq Ounce(1)	$33.40	$25.95	29%	$31.68	5%
Total production cost per tonne(1)	$64.86	$62.11	4%	$57.56	13%

Underground development (m)	1,956	1,896	3%	954	105%
Exploration drilling (m)	3,229	1,863	73%	995	225%
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 48 to 56 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

During the quarter, La Encantada produced 829,081 ounces of silver, representing a significant 48% increase compared to the first quarter of 2025, driven by a 25% increase in ore processed and a 16% increase in silver grades. Production at La Encantada improved significantly due to improved ore flow and mine development rates resulting from management initiatives and the engagement of a new mine development contractor. The silver production in the first quarter of 2026 represents 28% of the 2026 production guidance midpoint.

The mill processed a total of 312,199 tonnes of ore, representing a significant 25% increase compared to 249,155 tonnes of ore in the first quarter of 2025, with an average silver grade of 121 g/t, representing a 16% increase compared to an average silver grade of 104 g/t in the first quarter of 2025.

Silver recovery for the quarter was 69%, representing an increase from 67% in the first quarter of 2025.

Cash costs per AgEq ounce for the quarter were $25.80, representing a 1% improvement compared to $26.03 per AgEq ounce in the first quarter of 2025, primarily due to a 48% increase in AgEq ounces produced compared to the first quarter of 2025. This was partially offset by the strengthening of the Mexican peso against the US dollar, which averaged 14% stronger against the US dollar, compared to the first quarter of 2025, along with higher haulage costs as the Company continues to advance the internalization of the haulage process. The internalization of haulage at La Encantada will be completed in early Q2 2026 to support higher ore throughput and meaningfully reduce haulage, mining costs over time, and deliver improved mine operating performance.

AISC per AgEq ounce for the quarter was $33.40, compared to $31.68 per AgEq ounce in the first quarter of 2025. The increase was primarily attributable to higher worker participation costs due to rising metal prices, increased lease

First Majestic Silver Corp. 2026 First Quarter Report	Page 22

payments, and higher development and PP&E costs, which was partially offset by lower cash costs compared to the first quarter of 2025.

In 2022, the Company sold a portfolio of its existing royalty interests to Metalla Royalty and Streaming Limited (“Metalla”). Under the agreement, the Company has granted Metalla a 100% gross value royalty for the first 1,000 ounces of gold produced annually from the La Encantada property. For the three months ended March 31, 2026, the Company incurred $0.2 million (March 31, 2025 - $0.1 million) in NSR royalty payments from production at La Encantada.

A total of 1,956 m of underground development was completed in the first quarter at La Encantada, representing a 105% increase when compared to 954 m in the first quarter of 2025. During the quarter, two surface drill rigs completed 3,229 m of drilling on the property, representing a significant increase compared to 995 m in the first quarter of 2025. The Company is currently testing several new exploration targets. Total exploration costs in the first quarter were $0.7 million, representing a 70% increase when compared to $0.4 million in the first quarter of 2025.

First Majestic Silver Corp. 2026 First Quarter Report	Page 23

First Mint LLC, Nevada, United States

First Mint, LLC ("First Mint") is the Company’s operating minting facility located in Nevada, United States. The state-of-the-art facility produces an array of high-quality silver bullion products and provides manufacturing capacity for third-party demand. All products are crafted from silver sourced directly from First Majestic’s mining operations in Mexico providing better margins and controlling the supply chain, while capitalizing on the strong investment demand for physical silver. First Mint allows the Company to sell a greater portion of its silver production directly to its shareholders and bullion customers. First Mint operates some of the most innovative processing equipment in the precious metals industry, including an environmentally friendly flameless tunnel, which uses significantly less electricity and produces near zero emissions when compared to traditional minting processes. The Company owns 100% of First Mint.

First Mint(1)	2026-Q1	2025-Q4	Change Q1 vs Q4	2025-Q1	Change '26 vs '25

Ounces sold	173,409	325,143	(47%)	243,865	(29%)

Financial Results
Revenue ($ millions)	$14.5	$22.7	(36%)	$7.9	84%
Average realized price per ounce - Bullion(2)	$83.52	$69.74	20%	$32.25	159%

(1) This table is inclusive of sales from both the Company's bullion store and its minting facility in Nevada, United States.
(2) Average realized silver price per ounce is disclosed on the Company's financial statements in Note 5 - Segmented Information.

Commissioning and silver bullion sales by First Mint commenced in March 2024. First Mint achieved ISO 9001 certification in April 2025. This quality certification allows silver products sold by First Mint to be eligible for Individual Retirement Accounts (“IRAs”), permitting investors to hold silver products purchased from First Mint in their IRAs. First Mint enables First Majestic to turn its mined silver into an array of finished bullion products for direct sale to the public and offers manufacturing capacity for third-party custom projects.

During the first quarter, First Mint sold 173,409 ounces of silver, representing a 29% decrease compared to 243,865 ounces in the first quarter of 2025. The ounces sold through First Mint accounted for 5% of the Company’s total silver production and 7% of the total silver doré production during the first quarter of 2026.

Total revenues for First Mint during the first quarter of 2026 were $14.5 million, representing an 84% increase compared to revenues of $7.9 million in the first quarter of 2025. The average realized price for the quarter was $83.52 per ounce, representing a 159% increase compared to the average realized price of $32.25 per ounce in the first quarter of 2025.

First Majestic Silver Corp. 2026 First Quarter Report	Page 24

Jerritt Canyon Gold Mine, Nevada, United States
The Jerritt Canyon Gold Mine is an underground and open pit mining complex located in northern Nevada, United States. Jerritt Canyon was discovered in 1972 and has been in production since 1981 having produced over 9.5 million ounces of gold over its 40-year production history. The operation, which was purchased by the Company on April 30, 2021, has one of only three permitted gold processing plants in Nevada that uses roasting in its treatment of ore. This processing plant has a capacity of 4,000 tpd.

Operations at the Jerritt Canyon mine were placed on temporary suspension in March 2023. As of April 24, 2023, all activities at the Jerritt Canyon processing plant were fully suspended. On April 2, 2026, the Company announced that it has commenced a restart plan for the Jerritt Canyon Gold Mine (refer to news release dated April 2, 2026) as a result of the new expanded Mineral Resource base combined with strengthened long-term gold price assumptions and successful drilling results over the past two years.

Jerritt Canyon's exploration program is focused on unexplored targets on the recently permitted U.S. Forest Lands on First Majestic’s large Nevada land package. Exploration drilling at Jerritt Canyon is scheduled to commence in Q2 2026. The program includes approximately 600 m of underground expansionary development and 19,000 m of underground drilling at the Smith–SSX underground mines, along with an additional 23,000 m of surface drilling focused on defining near‑surface, open‑pit mineral resources, for a total of 42,000 m of drilling in 2026.

The re-opening of the Smith-SSX underground mines, mine plan optimization, and the refurbishment and upgrading of the processing plant will commence in Q2 2026 as key components of the Company’s recently announced restart program for Jerritt Canyon.

During the first quarter, the Company incurred $3.3 million in holding costs at Jerritt Canyon, representing an 11% decrease compared to $3.7 million in the first quarter of 2025. The mine holding costs at Jerritt Canyon primarily relate to care and maintenance activities such as water management and treatment, maintaining environmental permits and controls, keeping the plant and infrastructure well-maintained for future processing and maintaining land access. The Company continues to focus on optimizing holding costs and completing technical studies that will support the planned restart of the operation in the future.

Total exploration costs amounted to $0.8 million in the first quarter of 2026, representing a 29% increase compared to $0.6 million in the first quarter of 2025.

First Majestic Silver Corp. 2026 First Quarter Report	Page 25

Del Toro Silver Mine, Zacatecas, Mexico

The Del Toro Silver Mine is located in the Municipality of Chalchihuites, Zacatecas, Mexico. and consists of 3,815 ha of mining concessions and 219 ha of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit. First Majestic owns 100% of the Del Toro Silver Mine.

Operations at the Del Toro mine have been on care and maintenance since January 2020.

On December 17, 2025, the Company announced that it had entered into a definitive agreement to sell its subsidiary that owns Del Toro to Sierra Madre for total consideration in cash and shares of up to $60 million, comprised of upfront consideration of $20 million in cash and $10 million in Sierra Madre Shares at a deemed price of CAD$1.30 per share, payable upon closing, and an additional $30 million in delayed and contingent consideration in cash or, at Sierra Madre’s option, Sierra Madre Shares. Closing of the transaction is conditional upon Sierra Madre completing a concurrent private placement financing of at least CAD$40 million in gross proceeds and other customary conditions, including approval of the TSXV, Mexican Antitrust approval and approval by the disinterested shareholders of Sierra Madre. The financing closing condition has been satisfied, as Sierra Madre announced the closing of a $57.5 million private placement financing of subscription receipts on January 30, 2026.

The announcement of the definitive agreement along with the implied price within the contract represents an indicator of impairment reversal. Therefore, the carrying amount of Del Toro was remeasured to its recoverable amount, being its fair value less costs of disposal ("FVLCD"), based on expected proceeds from the proposed sale and contingent consideration with a high likelihood of collectability. This includes the upfront consideration of $20 million in cash, $10 million in common shares of Sierra Madre and $10 million receivable within 18 months of closing in cash or, at Sierra Madre’s option, Sierra Madre Shares. During 2025, the Company recorded a reversal of impairment loss related to the Del Toro assets of $20.34 million based on the recoverable amount implied by the definitive agreement.

Out of the impairment reversal of $20.34 million related to Del Toro, $10.6 million was allocated to depletable mining interest, $6.3 million was allocated to non-depletable mining interest with the remaining $3.4 million allocated to PPE, resulting in a total impairment reversal of $20.34 million. The recoverable amount of Del Toro, being its FVLCD was $39.97 million, based on the expected proceeds from the sale.

San Martin Silver Mine, Jalisco, Mexico

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños river valley, in the northern portion of the State of Jalisco, Mexico. San Martin has 33 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 12,795 hectares, plus an application of a new mining concession covering 24,723 ha to be granted. In addition, the mine includes 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 km from Durango, or 250 km by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

In July 2019, the Company suspended all mining and processing activities at the San Martin operation due to growing insecurity in the area. Increasing violence and safety concerns resulted in the Company removing all of its remaining employees from the area in 2021. Due to this situation, the Company has been unable to carry out proper care and maintenance of the mine and plant and tailings storage facilities, and the Company has limited information as to the current state of repair at the mine, including the tailings storage facility. The Company continues discussions with Federal governmental authorities to take action to secure the area but, to date, the Mexican government has not taken such action. The Company is continuing its efforts to work with governmental authorities to take action to secure the area.

First Majestic Silver Corp. 2026 First Quarter Report	Page 26

Springpole Silver Stream, Ontario, Canada

In July 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life-of-mine payable silver produced from the Springpole Gold Project (the “Springpole Silver Stream”), a development-stage gold project located in Ontario, Canada. First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing its production of silver, First Mining must deliver 50% of the payable silver which it receives from the off taker within five business days of the end of each quarter.

The transaction consideration paid and payable by First Majestic is summarized as follows:

•The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic common shares (805,698 common shares), was paid to First Mining on July 2, 2020;
•The second payment of $7.5 million, consisting of $3.75 million in cash and $3.75 million in First Majestic common shares (287,300 common shares), was paid on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and
•The third payment of $5.0 million was originally scheduled to be made as a combination of cash and First Majestic common shares. On March 13, 2025, the Company signed an amendment agreement (the “Amended Springpole Stream Agreement”) to the original streaming agreement for the Springpole property (the “Springpole Stream Agreement”) among the Company, Gold Canyon Resources Inc. (a wholly-owned subsidiary of First Mining) and First Mining to accelerate the final tranche payment owed by the Company under the Springpole Stream Agreement, and to make such final payment a cash only payment of $5 million (previously, this final payment was to be a combination of cash and common Shares of the Company), payable by the Company by March 31, 2025. The Company made this final payment to First Mining prior to March 31, 2025.

In connection with the Springpole Stream Agreement, First Mining also granted First Majestic 32.1 million common share purchase warrants of First Mining (the “First Mining Warrants”) that entitle the Company to purchase one common share of First Mining at CAD$0.40 expiring July 2, 2025. The fair value of the warrants was measured at $5.7 million using the Black-Scholes option pricing model.

Under the Amended Springpole Stream Agreement, First Mining agreed to extend the expiry date of the First Mining Warrants to March 31, 2028 and to amend the exercise price to CAD$0.20. The fair value of the warrants was measured at $0.8 million using the Black-Scholes option pricing model, with fair value adjustments going through profit and loss.

On December 16, 2025, the Company exercised all of its First Mining Warrants at the exercise price of CAD$0.20 for a total cash payment of $4.7 million, and as a result, the Company received 32.1 million common shares of First Mining.

First Mining has the right to repurchase 50% of the silver stream from First Majestic for $22.5 million at any time prior to the commencement of production at Springpole, and if such a repurchase takes place, the Company will be left with a reduced silver stream of 25% of life-of-mine payable silver production from Springpole.

Springpole is one of Canada’s largest, undeveloped gold projects with permitting underway. In November 2025, First Mining announced results of its updated 2025 Pre-Feasibility Study, which supports a 30,000 tpd open pit mining operation over a 9.4-year mine life. First Mining announced resources of 28.0 million ounces of silver in the Indicated Mineral Resource category and 6.5 million ounces of silver in the Inferred Mineral Resource category, plus 4.8 million ounces of gold in the Indicated Mineral Resource category and 0.8 million ounces of gold in the Inferred Mineral Resource category.

A draft Environmental Impact Statement for Springpole was published in June 2022, and the Federal and Provincial Environment Assessment processes for the project are in progress. The Springpole Project also includes large land holdings of 41,913 ha which are fully encompassed under the Springpole Stream Agreement.

Keith Neumeyer, First Majestic Silver Corp's Chief Executive Officer and a director of the Company, and Raymond Polman, a director of the Company, are each also directors of First Mining and accordingly may be considered to have a conflict of interest with respect to First Mining and the Springpole Stream Agreement.

First Majestic Silver Corp. 2026 First Quarter Report	Page 27

OVERVIEW OF FINANCIAL PERFORMANCE
For the quarters ended March 31, 2026 and 2025 (in thousands of dollars, except for per share amounts):

	First Quarter	First Quarter
	2026	2025	Variance %

Revenues	$476,668	$243,942	95%	(1)
Mine operating costs
Cost of sales	154,016	117,717	31%	(2)
Depletion, depreciation and amortization	56,056	62,420	(10%)	(3)
	210,072	180,137	17%

Mine operating earnings	266,596	63,805	318%

General and administrative expenses	15,574	12,718	22%	(4)
Share-based payments	7,444	5,502	35%	(5)
Mine holding costs	4,797	4,969	(3%)
Acquisition Costs	—	5,584	(100%)	(6)
Restructuring costs	1,127	—	100%	(7)
Foreign exchange loss (gain)	657	(476)	(238%)
Operating earnings	236,997	35,508	567%

Investment and other income	13,355	505	2,545%	(8)
Finance costs	(9,363)	(6,963)	34%	(9)
Earnings before income taxes	240,989	29,050	730%
Current income tax expense	83,901	15,087	456%
Deferred income tax expense	9,602	7,723	24%
Income tax expense	93,503	22,810	310%	(10)
Net earnings for the period	$147,486	$6,240	2,264%	(11)

Net earnings attributable to:
Owners of the Company	$128,098	$2,263	5,561%
Non-controlling interests	$19,388	$3,977	388%

Earnings per common share attributable to owners of the Company:
Basic & Diluted	$0.26	$0.01	2,500%	(11)

1.Revenues in the quarter were $476.7 million, representing a 95% increase compared to $243.9 million in the same quarter of the prior year primarily attributed to:
•a 161% increase in the average realized silver price, which was $86.35 per silver ounce during the quarter, compared to $33.10 per silver ounce in the first quarter of 2025. This resulted in a $195.0 million increase in revenue compared to the first quarter 2025.
•an 81% increase in the average realized gold price, which was $5,018 per gold ounce during the quarter, compared to $2,778 per gold ounce in the first quarter of 2025. This resulted in a $58.8 million increase in revenue compared to the first quarter 2025.
•Revenue growth was also driven by a 50% and a 3% increase in silver ounces sold at La Encantada and Santa Elena, respectively, along with 48%, 34%, and 18% increase in zinc, copper, and lead pounds sold, respectively, at Los Gatos compared to the first quarter of 2025.

First Majestic Silver Corp. 2026 First Quarter Report	Page 28

Partially offset by:
•a $51.7 million decrease in revenues compared to the same quarter of the prior year, primarily due to a decrease in payable ounces sold at San Dimas and Los Gatos compared to the same quarter of the prior year; and
•a $2.2 million increase in smelting and refining costs compared to the same quarter of the prior year.
2.Cost of sales in the quarter were $154.0 million, representing a 31% increase compared to $117.7 million in the same quarter of the prior year primarily attributed to:
•a $19.2 million increase in labour, energy, and maintenance costs across all sites, and increased contractor costs, primarily at Santa Elena and La Encantada;
•an $18.4 million increase in worker participation costs, environmental duties, and royalty costs, driven by the increased metal price environment;
•a $5.5 million increase in consumables and materials;
•$0.3 million in abnormal costs related to the dewatering at Los Gatos;
•an additional 16 days of production from Los Gatos compared to the same quarter of the prior year; and
•the strengthening of the Mexican peso, which averaged 14% stronger relative to the US dollar compared to the same quarter of the prior year.
Partially offset by:
•an $8.8 million decrease in change in inventory expense compared to the same quarter of the prior year.
3.Depletion, depreciation and amortization in the quarter was $56.1 million, representing a 10% decrease compared to $62.4 million in the same quarter of the prior year, primarily due to:
•a decrease of $3.9 million in depreciation and amortization from Los Gatos due to a significant increase in reserves and resource estimates as part of the annual Reserve and Resource ("R&R") update released in Q1 2026; and
•a decrease of $3.1 million in depreciation and amortization from Santa Elena due to a significant increase in reserves and resource estimates as part of the annual R&R update released in Q1 2026.
Partially offset by:
•a $0.6 million increase in depreciation and amortization from La Encantada primarily due to a 48% increase in silver ounces produced.
4.General and administrative expense in the quarter was $15.6 million, representing a 22% increase compared to $12.7 million in the same quarter of the prior year. The increase in general and administrative costs was primarily due to a $3.5 million increase in legal and professional fees, in relation to Jerritt Canyon and Del Toro, partially offset by a $0.6 million decrease in corporate administration expenses.
5.Share-based payments during the quarter were $7.4 million, representing a 35% increase compared to $5.5 million in the same quarter of the prior year, primarily attributed to an increase in the fair value of outstanding stock options, RSUs, PSUs and DSUs compared to the same quarter of the prior year.
6.Acquisition costs of $5.6 million was incurred in the same quarter of the prior year in relation to due diligence costs and closing fees incurred in connection with the acquisition of Los Gatos.
7.Restructuring costs of $1.1 million primarily due to severance costs incurred as the Company continues to optimize its workforce across all sites.
8.Investment and other income in the quarter was $13.4 million, representing a significant increase compared to a $0.5 million gain during the same quarter of the prior year. This was primarily driven by a $8.4 million gain from investment in silver futures contracts compared to a $3.3 million loss in the same quarter of the prior year, $7.6 million in interest income compared to a $3.7 million income in the same quarter of the prior year, which was partially offset by a $2.3 million loss from investment in marketable securities, compared to a $0.2 million gain in the prior year.
9.Finance costs during the quarter were $9.4 million, representing a 34% increase from $7.0 million in the same quarter of the prior year. This increase was primarily due to a $2.6 million increase in accretion expense relating to the 2025 convertible note, issued in the fourth quarter of 2025.
10.During the quarter, the Company recorded an income tax expense of $93.5 million, compared to $22.8 million in the same quarter of the prior year. The increase in income tax expense was primarily due to increase in earnings.

First Majestic Silver Corp. 2026 First Quarter Report	Page 29

11.As a result of the foregoing, net earnings for the quarter were $147.5 million, compared to a net earnings of $6.2 million in the same quarter of the prior year. Additionally, net earnings attributable to owners of the Company were $128.1 million (EPS of $0.26) during the quarter, compared to a net earnings of $2.3 million (EPS of $0.01) in the same quarter of the prior year.

First Majestic Silver Corp. 2026 First Quarter Report	Page 30

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2026	2025				2024
Selected Financial Information	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$476,668	$463,923	$285,063	$264,229	$243,942	$172,337	$146,087	$136,166
Cost of sales	$154,016	$153,694	$131,122	$141,139	$117,717	$89,424	$85,694	$89,096
Depletion, depreciation and amortization	$56,056	$72,421	$54,860	$73,739	$62,420	$34,676	$31,871	$31,608
Mine operating earnings	$266,596	$237,808	$99,081	$49,351	$63,805	$48,237	$28,522	$15,462
Net earnings (loss) after tax	$147,486	$105,194	$42,962	$56,579	$6,240	($13,478)	($26,593)	($48,251)
Earnings (loss) per share – basic & diluted	$0.26	$0.17	$0.06	$0.11	$0.01	($0.04)	($0.09)	($0.17)

During the first quarter of 2026, mine operating earnings were $266.6 million, representing a significant increase compared to mine operating earnings of $63.8 million in the first quarter of 2025. The increase was primarily driven by higher metal prices, with revenues increasing by $286.6 million, largely resulting from higher average realized silver and gold prices, which increased by 161% and 81%, respectively compared to the first quarter of 2025.

Net earnings for the quarter were $147.5 million, representing a significant improvement compared to a net earnings of $6.2 million in the same quarter of the prior year. The increase in net earnings was primarily attributed to the higher mine operating earnings, along with investment income of $13.4 million (EPS of (($0.03), compared to $0.5 million in the first quarter of 2025 (EPS of $nil), partially offset by a non-cash income tax expense of $93.5 million (EPS of ($0.19)), compared to a non-cash income tax expense of $22.8 million (EPS ($0.05)) in the first quarter of 2025.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at March 31, 2026, the Company had cash and cash equivalents of $984.8 million, comprised primarily of cash held with reputable financial institutions and invested in cash accounts and highly liquid short-term investments with maturities of three months or less. With the exception of $8.1 million held in-trust for tax audits in Mexico, the Company's cash and cash equivalents are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations. Cash and cash equivalents exclude $143.8 million of restricted cash as at March 31, 2026.

On September 24, 2025, the Company filed and obtained a receipt for a final short form base shelf prospectus in each province of Canada (other than Québec), and a registration statement on Form F-10 in the United States, which will allow the Company to undertake offerings (including by way of “at-the-market distributions”) under one or more prospectus supplements of various securities listed in the shelf prospectus over a 25-month period commencing as of the date of the receipt of the base shelf prospectus. During the quarter ended March 31, 2026, no shares were issued under this program.

Working capital as at March 31, 2026 was $843.1 million, representing a 15% increase compared to $733.6 million as at December 31, 2025. Total available liquidity as at March 31, 2026 was $982.7 million, including $843.1 million of working capital and $139.6 million of undrawn revolving credit facility, and excluding $143.8 million held in restricted cash.

First Majestic Silver Corp. 2026 First Quarter Report	Page 31

The following table summarizes the Company’s cash flow activity during the period:

	Three Months Ended March 31,
	2026	2025
Cash flow
Cash generated by operating activities	$236,537	$55,492
Cash used in investing activities	(41,058)	95,999
Cash used in financing activities	(3,096)	(2,311)
Increase in cash and cash equivalents	$192,383	$149,180
Effect of exchange rate on cash and cash equivalents held in foreign currencies	(983)	(47)
Cash and cash equivalents, beginning of the period	793,435	202,180
Cash and cash equivalents, end of the period	$984,835	$351,313

The Company’s cash flows from operating, investing and financing activities during the three months ended March 31, 2026 are summarized as follows:
•Cash generated by operating activities of $236.5 million, primarily due to:
•$310.6 million in cash flows from operating activities before movements in working capital and taxes. The increase in cash generated was primarily due to higher metal prices, which were partially offset by increased variable costs associated with rising metal prices, including production bonuses and royalties. Operating cash flows during the quarter were impacted by increases in labour, energy, and maintenance costs across all sites, increased contractor costs at La Encantada and San Dimas, along with increased consumables and environmental duties costs.
•$21.4 million net increase in non-cash working capital items during the period, including a $41.1 million decrease in trade and other receivables, and a $0.5 million decrease in restricted cash, partially offset by an $8.3 million increase in inventories, a $6.1 million increase in prepaid expenses, a $3.3 million decrease in income taxes payable, a $1.3 million decrease in trade and other payables, and a $1.0 million increase in VAT receivables.
Net of:
•$95.5 million in income tax paid during the quarter primarily related to the true-up of tax payments made for the prior year and the current year performance.
•Cash used in investing activities of $41.1 million, primarily related to:
•$34.6 million spent on mine development and exploration activities;
•$12.8 million spent on the purchase of PPE;
•$2.5 million spent on deposit for acquisition of non-current assets, and
•$0.3 million spent on the purchase of marketable securities.
Net of:
•$6.7 million in proceeds from disposal of marketable securities; and
•$2.5 million in proceeds from a loan repayment from Sierra Madre.
•Cash used in financing activities of $3.1 million, primarily related to the following:
•$9.2 million of dividends and capital distributions paid to DOWA Metals with respect to its interest in Los Gatos;
•$4.6 million spent on repayment of lease obligations;
•$4.1 million for the payment of dividends during the period; and
•$1.3 million payment of financing costs.
Net of:
•$16.1 million proceeds from the exercise of stock options.

First Majestic Silver Corp. 2026 First Quarter Report	Page 32

During the three months ended March 31, 2026, the Company received $12.2 million (220.2 million MXN) related to VAT filings. In connection with the tax issues relating to Primero Empresa Minera, S.A. de C.V. ("PEM"), the Servicio de Administracion Tributaria (the “SAT”), the Mexican tax authority, has frozen two PEM bank accounts which, together, contain approximately $123.4 million as security for certain tax re-assessments that are currently being disputed by PEM, and this amount is reflected in the Company’s restricted cash accounts. The Company does not agree with the SAT’s position regarding its tax re-assessments, which were issued as a result of the SAT unilaterally declaring that the Company’s advance pricing agreement ("APA") was not valid, and is challenging Mexico’s actions with respect to the APA (Refer to Note 27 of financial statements) through various legal actions, both domestically in Mexico and internationally through NAFTA arbitration proceedings.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company continually monitors its capital structure and based on changes in operations and economic conditions, it may, from time to time, adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares an annual budget and quarterly forecasts to facilitate management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at March 31, 2026, the Company was in compliance with all of its debt covenants.

The Company is party to a revolving credit facility and an at-the-market finance facility. For further information, see "Liquidity, Capital Resources, and Contractual Obligations - Liquidity".

Contractual Obligations and Commitments

As at March 31, 2026, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years
Trade and other payables	$200,220	$200,220	$—	$—
Debt facilities	410,557	57,229	2,544	350,784
Lease liabilities	18,519	9,644	7,142	1,733
Commitments	41,839	41,839	—	—
	$671,135	$308,932	$9,686	$352,517

As at March 31, 2026, the Company had working capital of $843.1 million (December 2025 - $733.6 million) and total available liquidity of $982.7 million (December 2025 - $873.2 million), including $139.6 million (December 2025 - $139.6 million) of undrawn revolving credit facility.

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors. Some of these risks and uncertainties are detailed below. For a comprehensive list of the Company’s risks and uncertainties, see the Company’s most recently filed AIF under the heading "Risk Factors". The AIF is available under the Company’s SEDAR+ profile at www.sedarplus.ca, and on EDGAR as an exhibit to the Company’s recently filed Form 40-F.

First Majestic Silver Corp. 2026 First Quarter Report	Page 33

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables. At March 31, 2026, the net VAT receivable balance was $48.0 million (December 31, 2025 - $46.9 million).

The Company sells and receives payment upon delivery of its silver doré, concentrate and by-products primarily through six international customers. All of the Company’s customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception of the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

Indebtedness

As at March 31, 2026, the Company’s total consolidated indebtedness was $297.4 million, $0.3 million of which was secured indebtedness.

The Company may be required to use a portion of its cash flow to service principal and interest owing thereunder, which will limit the cash flow available for other business opportunities. The Company may in the future determine to borrow additional funds from lenders. For further details regarding this risk, see the section in the Company’s most recently filed AIF entitled “Risk Factors – Financial Risks – Indebtedness”.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flow.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian dollar and the Mexican peso relative to the US dollar is included in the table below:

	March 31, 2026
	Cash and cash equivalents	Restricted cash	Value added taxes receivable	Trade and other receivables	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian Dollar	$50,760	$—	$—	$1,335	$23,277	($7,015)	$87	$68,444	$6,844
Mexican Peso	25,844	123,421	47,956	—	—	(114,336)	—	82,885	8,289
	$76,604	$123,421	$47,956	$1,335	$23,277	($121,351)	$87	$151,329	$15,133

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use long-term derivative instruments to hedge its commodity price risk to silver or gold.

First Majestic Silver Corp. 2026 First Quarter Report	Page 34

A portion of the Company’s trade receivables arose from provisional concentrate sales and are classified within Level 2 of the fair value hierarchy and valued using quoted market prices based on the forward London Metal Exchange for copper, zinc and lead and the London Bullion Market Association P.M. fix for gold and silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

		March 31, 2026
	Effect of +/- 10% change in metal prices
	Silver	Gold	Zinc	Lead	Copper	Total
Metals in inventory	$4,858	$1,628	$72	$34	$2	$6,594
Trade receivable from concentrate sales subject to provisional pricing	$10,647	$246	$3,628	$1,078	$90	$15,689
	$15,505	$1,874	$3,700	$1,112	$92	$22,283

Interest Rate Risk
The Company is exposed to interest rate risk on its short-term investments, debt facilities and lease liabilities. The Company’s finance leases bear interest at fixed rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest-bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at March 31, 2026, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and lease liabilities. Based on the Company’s interest rate exposure at March 31, 2026, a 25 basis points increase or decrease in the market interest rate does not have a significant impact on net earnings or loss.

Political and Country Risk

First Majestic currently conducts foreign operations in Mexico and the United States, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and various tax increases or claims by governmental bodies (including the imposition of import and export tariffs or duties), expropriation or nationalization, trade disputes, foreign exchange controls, high rates of inflation, fluctuations in currency exchange rates, import and export regulations, lawlessness and insecurity caused from organized criminal activities, cancellation or renegotiation of contracts, environmental and permitting regulations, illegal mining operations by third parties on the Company's properties, labour unrest and surface access issues. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the potential impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Uncertainty in the Estimation of Mineral Resources and Mineral Reserves, and Metal Recoveries

There is a degree of uncertainty attributable to the estimation of Mineral Resources and Mineral Reserves (as defined in the Canadian Institute of Mining's Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and included by reference in the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”)), and undue reliance should not be placed on the Company's estimates of Mineral Resources and Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Until the parts of the Company's Mineral Reserves that have been converted to Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices, exchange rate assumptions used, underground stability conditions, the ability to maintain constant underground access to all working areas, geological variability, mining methods assumptions used and operating cost escalation. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or dimensions of the geological structures may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves on the Company’s properties have been estimated on the basis of economic factors at the time of calculation, including commodity prices and operating costs. Variations in such factors may result in a material reduction to the Company’s estimates of Mineral Reserves and Mineral Resources, or may

First Majestic Silver Corp. 2026 First Quarter Report	Page 35

affect the Company's ability to extract Mineral Reserves, all of which could have a material adverse effect on the Company's results of operations and financial condition.

Governmental Regulations, Laws, Licenses and Permits

The Company’s mining, exploration and development projects are subject to extensive laws and regulations which vary based on the jurisdiction in which the projects are located. Such laws and regulations govern various matters, which may include exploration, development, production, price controls, exports, taxes, mining royalties, environmental levies, labour standards, expropriation of property, maintenance of mining claims, land use, land claims of local people, water use, waste disposal, power generation, protection and remediation of the environment, reclamation, historic and cultural resource preservation, mine safety, occupational health, and the management and use of toxic substances and explosives, including handling, storage and transportation of hazardous substances.

Such laws and regulations may require the Company to obtain licenses and permits from various governmental authorities, and there can be no assurance that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at the Company’s projects. Failure to comply with applicable laws and regulations, including licensing and permitting requirements, may result in civil or criminal fines, penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, requiring the installation of additional equipment, requiring remedial actions or imposing additional local or foreign parties as joint venture partners, any of which could result in significant expenditures or loss of income by the Company. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations, licensing requirements or permitting requirements.

The Company’s income and its mining, exploration and development projects, could be adversely affected by amendments to applicable existing laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in applicable government policies affecting investment, mining and repatriation of financial assets, by shifts in political attitudes, by changes in trade policy and the imposition of tariffs or non-tariff trade barriers, and by exchange controls. The effect, if any, of these factors cannot be accurately predicted.

The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Company’s mining, exploration and development activities and operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations, and new taxes, could become such that the Company would not proceed with mining, exploration and development at one or more of its properties. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, could result in substantial costs and liabilities for the Company, such that the Company would halt or not proceed with mining, exploration and development at one or more of its properties.

First Majestic Silver Corp. 2026 First Quarter Report	Page 36

Amendments to Mining and Other Related Laws in Mexico

On May 8, 2023, the Mexican Government enacted a decree amending several provisions of the Mining Law, the Law on National Waters, the Law on Ecological Equilibrium and Environmental Protection and the General Law for the Prevention and Integral Management of Waste (the "Decree"), which became effective on May 9, 2023. The Decree amends the mining and water laws, including: (i) the duration of the mining concession titles; (ii) the process to obtain new mining concessions (through a public tender); (iii) imposing conditions on water use and availability for the mining concessions; (iv) the elimination of “free land and first applicant” scheme; (v) new social and environmental requirements in order to obtain and keep mining concessions; (vi) the authorization by the Mexican Ministry of Economy of any mining concession’s transfer; (vii) new penalties and cancellation of mining concessions grounds due to non-compliance with the applicable laws; (viii) the automatic dismissal of any application for new concessions; and (ix) new financial instruments or collaterals that should be provided to guarantee the preventive, mitigation and compensation plans resulting from the social impact assessments, among other amendments.

These amendments are expected to have an impact on our current and future exploration activities and operations in Mexico, and the extent of such impact is yet to be determined but could be material for the Company. On June 7, 2023, the Senators of the opposition parties (PRI, PAN and PRD) filed a constitutional action against the Decree, which is pending to be decided by Plenary of the Supreme Court of Justice. Additionally, during the second quarter of 2023, the Company filed various amparo lawsuits challenging the constitutionality of the Decree. As of the date of this MD&A, these amparos filed by First Majestic, along with numerous amparos in relation to the Decree that have been filed by other companies, are still pending before the District or Collegiate Courts. On July 15, 2024, the Supreme Court of Justice in Mexico suspended all ongoing amparo lawsuits against the Decree whilst the aforementioned constitutional action is being considered by the Supreme Court. As of the date of this MD&A, the Supreme Court has not yet rendered an official ruling on the constitutional action against the Decree that was brought by the opposition parties within the Mexican government.

In addition, on September 15, 2024, the Mexican Congress and a majority of state legislatures approved amendments to the Mexican Constitution to implement certain structural changes to the Mexican judiciary (the “Judiciary Reform”). The Judiciary Reform introduces significant changes to the Mexican judiciary, including (i) shifting from an appointment-based system, largely dependent on qualifications, to a system where judges are elected; and (ii) replacing the Federal Judicial Council with two new entities: the Judicial Administration Body and the Judicial Discipline Tribunal, which will oversee judicial careers, the Judiciary Branch’s budgeting, and disciplinary actions for public officials. Initial judicial elections were held in 2025 and a second stage of the Judiciary Reform is expected to take place in 2027. This second stage is anticipated to include (i) the extension of the election system to the remaining state-level judicial branches that did not participate in the 2025 elections; (ii) the gradual replacement through elections of federal judges and magistrates whose terms will expire between 2025 and 2027; (iii) the enactment of comprehensive amendments to various secondary laws, including the Organic Law of the Federal Judiciary, the Amparo Law, and other related statutes, to fully align them with the new judicial structure; and (iv) the first formal performance evaluation process for the judges and magistrates elected in 2025 to determine their continuity in office. These proposed changes may have impacts on the Mexican court system and litigation in Mexico, the effects of which cannot be predicted at this time.

The Company’s income and its mining, exploration and development projects, could be adversely affected by amendments to such laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in applicable government policies affecting investment, mining and repatriation of financial assets, by changes in the independence and reliability of Mexican courts, by shifts in political attitudes and by exchange controls. The effect, if any, of these factors cannot be accurately predicted.

Evolving Foreign Trade Policies

New tariffs and evolving trade policy between the United States and other countries, including China, Mexico and Canada, may have an adverse effect on the Company’s business and results of operations. There is currently significant uncertainty about the future relationship between the United States and various other countries, including China, Mexico and Canada, with respect to trade policies, treaties, government regulations and tariffs. Any increased restrictions or disruptions on international trade or significant increases in tariffs on goods could potentially disrupt the Company's existing supply chains and impose additional costs on the Company's business. The United States government has passed executive orders establishing tariffs against certain goods from Canada and Mexico. As of the date of this MD&A, the extent and duration of such tariffs is unclear and the potential impact of these tariffs on the Company’s operations remains uncertain.

On November 30, 2018, Canada, Mexico and the United States entered into a new trade agreement (the “United States-Mexico-Canada Agreement” or “CUSMA”). Among other things, CUSMA requires its member countries to respect

First Majestic Silver Corp. 2026 First Quarter Report	Page 37

international labour standards including rights to free association and collective bargaining and to uphold their labour laws. CUSMA came into effect on July 1, 2020, and is subject to review and renewal in July 2026. Under CUSMA's review mechanism, any member country may elect to withdraw from or decline to renew CUSMA, and the agreement may be subject to renegotiation or amendments. There can be no assurance that CUSMA will remain in force, be renewed on existing terms, or that any newly negotiated terms will not adversely affect the Company’s business or operations. Although management has determined that there have been no material effects to date on its operations regarding these developments, management cannot predict future potentially adverse developments in the political climate involving Canada, the United States and Mexico and thus these may have an adverse and material impact in the future on the Company’s operations and financial performance.

Joint Ventures

The Company holds a 70% interest in the Los Gatos Joint Venture, which owns the producing Los Gatos Silver Mine, and may enter into other joint venture or partnership agreements in the future. Accordingly, the Company’s activities may be subject to the risks associated with the conduct of non-wholly owned projects or joint arrangements. Such risks may include, but are not limited to, inability of joint venture partners to meet their obligations pursuant to the joint venture arrangement, disagreements with joint venture partners on how to develop and operate mines effectively, inconsistent economic or business interests or goals between joint venture partners, disputes between joint venture partners regarding management or other decisions related to the joint venture and inability to have complete control over strategic decisions made in respect of the properties. The potential occurrence of one or more of the foregoing events could have a material impact on the financial position and the results of operations of the Company.

Public Health Crises

Global financial conditions and the global economy in general have at various times in the past and may in the future, experience extreme volatility in response to economic shocks or other events. Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics or other health crises. Such public health crises and the responses of governments and private actors can result in disruptions and volatility in economies, financial markets and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk and inflation. The Company’s business could be materially adversely affected by the effects of such public health crises.

There is no guarantee that the Company will not experience disruptions to some of its active mining operations due to restrictions related to public health crises in the future. Any spread of public health crises could materially and adversely impact the Company’s business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on the Company’s exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company’s properties, resulting in reduced production volumes. Although the Company has the capacity to continue certain administrative functions remotely, many other functions, including mining operations, cannot be conducted remotely. Any such disruptions could have an adverse effect on the Company’s production, revenue, net income and business. In addition, parties with whom the Company does business or on whom the Company is reliant, including suppliers and refineries may also be adversely impacted by public health crises which may in turn cause further disruption to the Company’s business, including delays or halts in availability or delivery of consumables and delays or halts in refining of ore from the Company’s mines. The impact of public health crises and government responses thereto may also have an impact on financial markets and could constrain the Company’s ability to obtain equity or debt financing in the future, which may have a material and adverse effect on its business, financial condition and results of operations.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, waste disposal, hazardous substances and mine reclamation rules and permits. Although the Company makes provisions for environmental compliance and reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. Environmental regulation is evolving in a manner resulting in stricter standards and the costs of compliance with such standards are increasing while the enforcement of, and fines and penalties for, non-compliance are also becoming more stringent. In addition, certain types of

First Majestic Silver Corp. 2026 First Quarter Report	Page 38

operations require submissions of, and approval of, environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. Climate change regulations may become more onerous over time as governments implement policies to further reduce carbon emissions, including the implementation of taxation regimes based on aggregate carbon emissions. The cost of compliance with environmental regulation and changes in environmental regulation have the potential to result in increased cost of operations, reducing the profitability of the Company’s operations.

On August 26, 2021, the Nevada Division of Environmental Protection (“NDEP”) issued 10 Notices of Alleged Violation (collectively, the “2021 NOAV”) that alleged the Company (doing business as Jerritt Canyon Gold, LLC) had violated various air permit conditions and regulations applicable to operations at Jerritt Canyon in Elko County, Nevada. The 2021 NOAV are related to compliance with emission monitoring, testing, recordkeeping requirements, and emission and throughput limits.

The Company filed a Notice of Appeal on September 3, 2021, challenging the 2021 NOAV before the Nevada State Environmental Commission (“NSEC”). There is currently no hearing scheduled or any scheduling order in the matter, and the parties have yet to engage in discovery.

On March 8, 2022, NDEP issued an additional four Notices of Alleged Violations (the "2022 NOAV") to Jerritt Canyon Gold, LLC for alleged exceedances and violations of an Air Quality Operating permit and Mercury Operating Permit to Construct. The 2022 NOAV are related to alleged exceedances of mercury emission limitations, exceedances of operating parameters, installation of equipment, and recordkeeping requirements. The Company filed a Request for Hearing with the Nevada State Environmental Commission on March 18, 2022, that challenged the bases for the alleged 2022 NOAV and any potential penalties associated with the 2022 NOAV. Jerritt Canyon Gold LLC and NDEP agreed to waive the 20-day hearing requirement for the 2022 NOAV and the parties requested that the NSEC withhold scheduling a hearing for the 2022 NOAV at this time. At this time the estimated amount cannot be reliably determined.

The Company intends to, and attempts to, fully comply with all applicable environmental regulations; however, the Company's ability to conduct adequate maintenance and safety protocols may be considerably constrained or even prevented in areas where its control is impacted by criminal activities, such as the San Martin mine. Due to this situation, the Company has been unable to conduct care and maintenance activities at San Martin since its remaining employees were withdrawn in 2021 and the Company has limited information as to the current state of repair at the mine, including the tailing storage facility. As a result, there may be an increased risk that an environmental incident may occur at this operation and, as applicable Mexican laws impose strict liability on the property owner, the Company could incur material financial liabilities which may not be covered by our insurance policies and suspension of authorizations as a result.

While responsible environmental stewardship is a top priority for the Company, there can be no assurance that the Company has been or will be at all times in complete compliance with applicable environmental laws, regulations and permits, or that the costs of complying with current and future environmental laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Natural Protected Areas Risk

Pursuant to the General Law of Ecological Equilibrium and Environmental Protection (the “General Law”), the government of Mexico may from time to time establish Natural Protected Areas. There are a variety of different levels of environmental protection provided under the General Law which limit the economic activity that may be undertaken in any particular Natural Protected Area. The Mexican government has announced its intention to create additional Natural Protected Areas in Mexico. Although the Company has not received notice from any governmental entity of the creation of any such areas over land which is part of or nearby to any of the Company’s mineral properties, there can be no assurance that any such area will not be established in the future. In the event that a Natural Protected Area is established over land which is a part of or is nearby to any of the Company’s mineral properties in Mexico, the Company’s activities on such properties may be restricted or prevented entirely which may have a material adverse impact on the Company’s business for which the Company may not be entitled to compensation.

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Climate Related Risks

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of the Company’s operations. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. These risks include the following:

•Changes in sea levels could affect ocean transportation and shipping facilities that are used to transport supplies, equipment and workforce and products from the Company's operations to world markets.
•Extreme weather events (such as the recent drought conditions at the La Encantada mine, flooding or freezing conditions) have the potential to disrupt operations at the Company’s mines and may require the Company to make additional expenditures to mitigate the impact of such events. Extended disruptions to supply lines could result in interruption to production.
•The Company’s facilities depend on regular supplies of consumables (diesel, tires, sodium cyanide, etc.) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production levels at the Company’s operations may be reduced.

There can be no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these other matters may be resolved in a manner that is unfavourable to the Company and which may result in a material adverse impact on the Company's financial performance, cash flow or results of operations. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated; however, there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities.

Title of Properties
The validity of mining or exploration titles or claims or rights, which constitute most of the Company’s property holdings, can be uncertain and may be contested. The Company has used reasonable commercial efforts to investigate the Company’s title or claim to its various properties; however, no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. Mining laws are continually developing and changes in such laws could materially impact the Company’s rights to its various properties or interests therein.

Although the Company has obtained title opinions for certain mineral properties, there is no guarantee that title to such properties will not be challenged or impugned by third parties. The Company has obtained title insurance for its Jerritt Canyon Mine but there is a risk that such insurance could be insufficient, or the Company could not be successful in any claim against its insurer. Accordingly, the Company may have little or no recourse as a result of any successful challenge to title to any of its properties. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, land claims or undetected title defects which may have a material adverse effect on the Company’s ability to develop or exploit the properties.

In Mexico, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions must obtain agreement from surface landowners to obtain suitable access to mining concessions and for the amount of compensation in respect of mining activities conducted on such land. If the Company is unable to agree to terms of access with the holder of surface rights with respect to a particular claim, the Company may be able to gain access through a regulatory process in Mexico; however, there is no guarantee that such process will be successful or timely or that the terms of such access will be favorable to the Company. In any such event, access to the Company's properties may be curtailed, which may result in reductions in production and corresponding

First Majestic Silver Corp. 2026 First Quarter Report	Page 40

reductions in revenue. Any such reductions could have a material adverse effect on the Company, its business and its results of operations.

Primero Tax Rulings
When Primero Mining Corp. ("Primero") initially acquired the San Dimas mine in August 2010, it assumed the obligations under a silver purchase agreement (“Prior Stream Agreement”) that required its subsidiary, PEM, to sell exclusively to Wheaton Precious Metals Corp. (“Wheaton”) up to 6 million ounces of silver produced from the San Dimas mine, and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.04 per ounce plus an annual increase of 1% (“PEM Realized Price”). In May 2018, the Prior Stream Agreement was terminated between Wheaton and Silver Trading (Barbados) Limited (“STB”) in connection with the Company entering into a new precious metal purchase agreement with Wheaton Precious Metals International Ltd. ("WPMI") concurrent with the acquisition of Primero by the Company.

The specific terms of the Prior Stream Agreement required that Primero sell the silver through one of its non-Mexican subsidiaries, STB, to Wheaton’s Cayman subsidiary, WPMI. As a result, Primero’s Mexican subsidiary that held the San Dimas mine concessions, PEM, entered into an agreement (the “Internal Stream Agreement”) to sell the required amount of silver produced from the San Dimas Mine concessions to STB to allow STB to fulfill its obligations under the Prior San Dimas Stream Agreement.

In 2010, PEM amended the terms of sales of silver between itself and STB under the Internal Stream Agreement and commenced to sell the amount of silver due under the Prior Stream Agreement to STB at the PEM Realized Price. For Mexican income tax purposes, PEM then recognized the revenue on these silver sales on the basis of its actual realized revenue, which was the PEM Realized Price.

In order to obtain assurances that the SAT would accept the PEM Realized Price (and not the spot market silver price) as the proper price to use to calculate Mexican income taxes, Primero applied for and received the APA from the SAT in 2012. The APA confirmed the PEM Realized Price would be used as PEM’s basis for calculating taxes owed by it on the silver sold to STB under the Internal Stream Agreement for taxation years 2010 to 2014.

In August 2015 the SAT initiated a legal proceeding in Mexico seeking to retroactively nullify the APA; however, SAT did not identify an alternative basis in the legal claim for calculating taxes on the silver sold by PEM for which it received the PEM Realized Price.

In 2019, the SAT issued reassessments for the 2010 ($38.3 million), 2011 ($113.4 million) and 2012 ($214.1 million) tax years for an aggregate amount of $365.9 million (6,610 million MXN) inclusive of interest, inflation and penalties. In 2021, the SAT issued a reassessment against PEM for the 2013 tax year in the amount of $193.5 million (3,496 million MXN) inclusive of interest, inflation and penalties. In 2023, the SAT issued reassessments for the 2014, 2015 and 2016 tax years for an aggregate amount of $493.2 million (8,910 million MXN) inclusive of interest, inflation, and penalties. In 2025, the SAT issued a reassessment against PEM for the 2017 tax year in the amount of $73.4 million (1,325 million MXN) inclusive of interest, inflation and penalties. Most recently, in April 2026, the SAT issued a reassessment against PEM for the 2018 tax year in the amount of $115 million (1,998 million MXN). The aforementioned reassessments for the tax years 2010 to 2018 (inclusive) are collectively referred to in this MD&A as the “Reassessments”. For the 2019 tax year, the SAT has initiated an audit that has not yet been concluded, and therefore, a tax reassessment for that year has yet to be issued. The Company believes that the Reassessments fail to recognize the applicability of a valid transfer pricing methodology. The major items in the Reassessments include determination of revenue based on spot market prices of silver, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

The Company continues to defend the APA in domestic legal proceedings in Mexico, and the Company has also requested resolution of the transfer pricing dispute pursuant to the Mutual Agreement Procedure (“MAP”), under the relevant avoidance of double taxation treaties, between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados. The SAT has refused to take the necessary steps under the MAP processes contained in the three tax treaties. The Company believes that by its refusal, Mexico is in breach of its international obligations regarding double taxation treaties. Furthermore, the Company continues to believe that the APA remains valid and legally binding on the SAT.

First Majestic Silver Corp. 2026 First Quarter Report	Page 41

Domestic Remedies in Mexico
In September 2020, the Company was served with a decision of the Mexican Federal Tax Court on Administrative Matters (the “Mexican Federal Tax Court”) seeking to nullify the APA granted to PEM, which the Company subsequently appealed. On December 5, 2023, the Mexican Circuit Court issued a decision, which was formally notified to the Company on January 4, 2024. In such decision, the Mexican Circuit Court partially granted constitutional protection to the Company with respect to certain matters, but not others.

Accordingly, on January 18, 2024, PEM filed an extraordinary appeal to the Mexican Supreme Court of Justice ("the Mexican Supreme Court") with respect to PEM’s constitutional arguments that were not accepted in the Mexican Circuit Court’s decision. On September 18, 2024, the Mexican Supreme Court issued its decision, which was formally notified to the Company on October 15, 2024. The Mexican Supreme Court dismissed the Company’s appeal regarding the constitutional arguments, but affirmed the validity of certain precedents of the Mexican Supreme Court which the Company believes are favourable to PEM and that were not considered by the Mexican Federal Tax Court in its original decision in September 2020. The case was sent back to the Federal Tax Court, and on December 4, 2024, the Federal Tax Court issued a new decision which the Company believes did not take into account the Mexican Supreme Court precedents. Accordingly, on January 23, 2025, PEM filed a new constitutional lawsuit against the latest decision of the Mexican Federal Tax Court and it expects that a decision on this new lawsuit may be issued by the Second Collegiate Court in the second half of 2026.

PEM has been challenging the 2010, 2011 and 2012 Reassessments in the Mexican courts. After the Collegiate Court issued its decision on December 5, 2024 upholding the 2012 Reassessment, PEM appealed the decision to the Mexican Supreme Court, and the Ministry of Finance and Public Credit (the “Mexican Finance Ministry”) responded by filing its own appeal. On October 30, 2025, the Mexican Supreme Court granted the Mexican Finance Ministry’s appeal, and therefore, the Mexican Supreme Court will not hear PEM’s appeal of the Collegiate Court’s decision. As a result, the Collegiate Court’s decision with respect to the 2012 Reassessment is a final decision and there are no further challenges available domestically to PEM in respect of the 2012 Reassessment. However, the Company is assessing what further actions it may wish to take internationally. The Company’s ongoing NAFTA proceeding against Mexico covers the 2010 to 2020 tax years, the disregard of the APA during such years and the tax reassessments which have been issued against PEM as a result of such disregard, which includes the 2012 Reassessment.

International Remedies
i. NAFTA APA Claim
In respect of the APA, the Company submitted a Request for Arbitration (the “Arbitration Request”) dated March 1, 2021 to the International Centre for Settlement of Investment Disputes ("ICSID"), on its own behalf and on behalf of PEM, pursuant to Chapter 11 of NAFTA (the “NAFTA APA Claim”). The NAFTA Arbitration Panel (the “Tribunal”) was fully constituted on August 20, 2021. Various procedural filings have since been made by the Company and Mexico.

Of note, on May 26, 2023, the Tribunal granted certain provisional measures requested by the Company, issuing an order for Mexico to allow the Company to access VAT refunds from January 4, 2023 onwards that had been deposited by the SAT into a bank account of PEM that had been frozen by the SAT, and to deposit all future VAT refunds into a new bank account of PEM which shall remain freely accessible by the Company (the "PM Decision"). The PM Decision was upheld by the Tribunal on September 1, 2023, in response to a request from Mexico to revoke the decision. As a result, Mexico is obligated to comply with the PM Decision which requires payment of VAT refunds owing to PEM as of January 4, 2023 and into the future until the final award is rendered by the Tribunal. On July 9, 2024, the Company received a transfer of $11.0 million (198.4 million MXN) from the frozen bank account to a new bank account of PEM that the Company had opened in July 2023. The transfer of such funds was carried out by Mexico in partial compliance with its obligations under the PM Decision. However, Mexico still needs to transfer approximately $4.5 million from the frozen bank account. In addition, in breach of the PM Decision, on August 29, 2024 the SAT froze the new bank account that PEM had opened for the purpose of receiving VAT refunds. Mexico argued that they did not need to comply with the PM Decision whilst their Consolidation Request (detailed below) was still being decided.

Following the rejection of Mexico’s Consolidation Request in July 2025, the suspension on the arbitration proceedings for the NAFTA APA Claim was lifted, and the Company informed the Tribunal of Mexico’s continued non-compliance with the PM Decision. On September 22, 2025, the Tribunal issued Procedural Order No. 8, wherein the Tribunal confirmed that full compliance with the PM Decision requires that all monthly VAT refunds by SAT in favour of PEM, already effected or to be made in the future while the arbitration on the NAFTA APA Claim is ongoing, must be freely available to PEM, by SAT depositing or transferring such amounts to accounts to be maintained freely available to PEM. The Tribunal ordered Mexico to make available to PEM the approximately US$4.5 million worth of VAT refunds in the first frozen bank account.

First Majestic Silver Corp. 2026 First Quarter Report	Page 42

The Tribunal also confirmed that the freezing by the SAT of PEM’s bank account that had been opened after the PM Decision was rendered for the purpose of receiving VAT refunds was contrary to the PM Decision, and that Mexico must remedy the situation to ensure that the VAT refunds currently in such bank account, and any VAT refunds deposited into such bank account in the future, are freely available to PEM. As of the date of these consolidated financial statements, Mexico has yet to comply with the Tribunal’s latest order on this matter.

On February 12, 2024, Mexico filed a request (the “Consolidation Request”) with ICSID pursuant to the procedure in Article 1126 of NAFTA to consolidate the NAFTA APA Claim and the NAFTA VAT Claim (defined further below) into one arbitration proceeding. A separate three-person tribunal to consider the Consolidation Request (the “Consolidation Tribunal”) was constituted on May 8, 2024, and the first procedural hearing of the Consolidation Tribunal took place on July 16, 2024.

On July 28, 2025, the Consolidation Tribunal rendered its decision (the “Consolidation Decision”) and rejected the Consolidation Request. It also lifted the suspension on the arbitration proceedings related to the NAFTA APA Claim and the NAFTA VAT Claim effective immediately as of July 28, 2025. Accordingly, the arbitration proceedings related to the NAFTA APA Claim and the NAFTA VAT Claim reconvened after having been suspended for over a year. On October 21, 2025, the Company filed its Ancillary Claims Memorial in order to add the claims covered by the NAFTA VAT Claim as ancillary claims to the NAFTA APA Claim. In addition, on December 10, 2025, the Company filed an amendment to its Arbitration Request to increase its damages claim against Mexico with respect to the NAFTA APA Claim to $1.09 billion.

If the SAT’s attempts to retroactively nullify the APA are successful, the SAT can be expected to enforce any Reassessments for 2010 through 2014 against PEM in respect of its sales of silver pursuant to the Prior Stream Agreement. Such an outcome would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on spot market prices without any mitigating adjustments, the incremental income tax for the years 2010-2019 would be $323.0 million (5,835 million MXN), before taking into consideration interest or penalties.

Based on the Company’s consultations with third party advisors, the Company believes PEM filed its tax returns in compliance with applicable Mexican law and that the APA is valid, therefore, at this time, other than with respect to the 2012 Reassessment, no liability has been recognized in the financial statements with respect to this matter.

To the extent it is ultimately determined that the pricing for silver sales under the Prior Stream Agreement is significantly different from the PEM Realized Price, and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a materially adverse effect on the Company’s business, financial position and results of operations.

ii. NAFTA VAT Claim

On March 31, 2023, the Company filed a new Notice of Intent on its own behalf and on behalf of PEM under the "legacy investment" claim provisions contained in Annex 14-C of the Canada-United States-Mexico Agreement (“CUSMA”) and Chapter 11 of NAFTA to invite the Government of Mexico to engage in discussions to resolve the dispute regarding the ongoing denial of access to PEM’s VAT refunds ("NAFTA VAT Claim").

Following the Consolidation Decision, on October 21, 2025, the Company filed its Ancillary Claims Memorial with the Tribunal for the NAFTA APA Claim. The Company received confirmation from ICSID that the NAFTA VAT Claim proceedings had been discontinued effective as of January 27, 2026.

While the Company remains confident in its position with regards to its NAFTA APA Claim, it continues to engage with the Government of Mexico in consultation discussions so as to amicably resolve these disputes.

La Encantada Tax Re-assessments

In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada, S.A. de C.V. (“MLE”) and Corporacion First Majestic S.A. de C.V. (“CFM”), the SAT issued tax assessments for fiscal 2012 and 2013 for corporate income tax in the amount of $41.8 million (755 million MXN) and $30.4 million (550 million MXN) including interest, inflation and penalties, respectively. In December 2022, the SAT issued tax assessments to MLE for fiscal years 2014 and 2015 for corporate income tax in the amount of $19.3 million (348 million MXN) and $242.5 million (4,381 million MXN). In 2023, the SAT issued a tax assessment to MLE for the fiscal year 2016 for corporate income tax in the amount of $3.4 million (62 million MXN). The SAT also issued an assessment for fiscal 2017 in the amount of $7.3 million (132 million MXN). The major items relate to a forward silver purchase agreement, and the denial of the deductibility of mine development

First Majestic Silver Corp. 2026 First Quarter Report	Page 43

costs and service fees. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

San Martin Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of Minera El Pilon, S.A. de C.V. (“MEP”), the SAT issued tax assessments for fiscal 2014, 2015 and 2016 for corporate income tax in the total amount of $26.7 million (505 million MXN) including interest, inflation and penalties. In 2024, the SAT issued a tax assessment for fiscal 2017 for corporate income tax in the amount of $3.7 million (67 million MXN) including interest, inflation, and penalties. The majority of these tax assessments related to a prior forward silver purchase agreement to which MEP was a party, and to the denial of the deductibility of mine development costs. Pursuant to ongoing discussions, the Company and SAT came to a resolution whereby the Company paid the SAT additional income taxes in the amount of $5.2 million (95.3 million MXN) in 2025 whereby amounts related to the forward silver purchase agreement were removed from the assessed amounts for the relevant years. The tax assessments for fiscal 2014, 2015, 2016, and 2017 for corporate income tax now total $25.0 million (451 million MXN), including interest, inflation and penalties. In 2025, the SAT issued an additional tax assessment for fiscal 2018 in the amount of $5.4 million (98 million MXN) including interest, inflation, and penalties. The Company continues to defend the validity of the deductibility of the mine development costs and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MEP’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

La Parrilla Tax Re-assessments

In 2023 and 2024, as part of the ongoing annual audits of the tax returns of First Majestic Plata, S.A. de C.V. (“FMP”) (an indirect wholly-owned subsidiary of the Company which was the owner of the Company’s La Parrilla property which was disposed of in 2023), the SAT issued tax assessment for fiscal 2014, 2015, and 2016 for corporate income tax in the total amount of $69.2 million (1,250 million MXN) including interest, inflation and penalties. In 2025, the SAT issued a tax assessment for fiscal 2017 for corporate income tax in the total amount of $2.6 million (47 million MXN) including interest, inflation and penalties. The majority of these tax assessments relate to a prior forward silver purchase agreement to which FMP was a party, and to the denial of the deductibility of mine development costs. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes FMP’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

Del Toro Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of First Majestic Del Toro, S.A. de C.V. (“FMDT”), the SAT issued tax assessment for fiscal 2015 and 2016 for corporate income tax in the total amount of $28.7 million (518 million MXN) including interest, inflation and penalties. The major items relate to and denial of the deductibility of mine development costs, refining costs, and other expenses. The Company continues to defend the validity of the expenses and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes FMDT’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

CFM Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of CFM, the SAT issued tax assessment for fiscal 2016 for corporate income tax in the total amount of $81.5 million (1,473 million MXN) including interest, inflation and penalties. The major item relates to planning that took place post-acquisition of Santa Elena (via the Company's acquisition of SilverCrest Mines Inc. on October 1, 2015) at the Canadian level. Mexico contends a right to tax a disposition of the shares of SilverCrest Mines Inc. by First Majestic although the transaction in question involved the disposition of the shares of one Canadian company by another Canadian company and was reported for tax purposes in Canada. The Company continues to defend the validity of the transaction in question and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes CFM’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

First Majestic Silver Corp. 2026 First Quarter Report	Page 44

First Silver Litigation

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”) in connection with a dispute between the Company and the Defendant and his private company involving a mine in Mexico (the “Bolaños Mine”) as set out further below. The Company received the sum of $14.1 million (representing monies previously held in trust by the Defendant’s lawyer) on June 27, 2013, in partial payment of the April 2013 judgment, leaving an unpaid amount of $64.3 million (CAD$81.5 million), not including interest. As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. After many years of domestic Mexican litigation, the enforceability of the British Columbia judgment was finally recognized by the Mexican Supreme Court in a written judgment on November 11, 2022. The Company is continuing its enforcement efforts in respect of the Defendant’s assets in Mexico. There are no assurances that the Company will be successful in collecting on the remainder of the Court’s judgment in respect of the Defendant’s assets. Therefore, as at December 31, 2025, the Company has not accrued any of the remaining $64.3 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at March 31, 2026, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.
Share Repurchase Program

On September 12, 2024 the Company renewed its ongoing share repurchase program (the “2024 Share Repurchase Program”) which permitted it to repurchase up to 10,000,000 shares (3.32% of the Company's issued and outstanding shares as at September 4, 2024) until September 11, 2025. The Share Repurchase Program is a “normal course issuer bid” and will be carried out through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. All common shares, if any, purchased pursuant to the Share Repurchase Program will be cancelled. The Company believes that from time to time, the market price of its common shares may not fully reflect the underlying value of the Company's business and its future business prospects. The Company believes that at such times, the purchase of common shares would be in the best interest of the Company. During the quarter ended March 31, 2026, the Company repurchased nil common shares under its 2024 Share Repurchase Program (March 31, 2025 – 262,500 common shares at an average price of CAD$8.20 per share resulting in total payments of $1.4 million, net of transaction costs). The 2024 Share Repurchase Program expired on September 11, 2025, and was renewed by the Company on October 14, 2025 (the “2025 Share Repurchase Program”). Under the 2025 Share Repurchase Program, the Company may repurchase up to 24.5 million common shares (5% of the Company’s issued and outstanding common shares as at March 31, 2026), and the program expires on October 13, 2026. During the quarter ended March 31, 2026, there were no shares repurchased under its 2025 Share Repurchase Program (March 31, 2025 - nil).

Related Party Disclosures

There were no significant transactions with related parties during the three months ended March 31, 2026.

First Majestic Silver Corp. 2026 First Quarter Report	Page 45

Outstanding Share Data

As at May 11, 2026, the Company has 493,769,568 common shares issued and outstanding. In addition, the following awards that were granted under the Company’s long-term incentive plan were outstanding as at May 11, 2026:

Stock options	5,562,514
Restricted share units (share-settled)	1,483,842
Deferred share units (share-settled)	30,161
Performance share units (share-settled)	1,117,463
Total	8,193,980

On December 2, 2021, the Company issued an aggregate of $230 million principal amount of 0.375% unsecured convertible debentures due January 15, 2027 (the “2021 Notes”). The 2021 Notes may be converted by the holders, in whole or in part, at any time. The initial conversion rate for the 2021 Notes is 60.3865 common shares per $1,000 principal amount of the 2021 Notes, equivalent to an initial conversion price of approximately $16.56 per common share (subject to certain adjustment provisions, one of which requires an adjustment in connection with the payment of any dividends by the Company). In 2025, the Company repurchased 174,708 of the 2021 Notes for total costs of $214.7 million, and the remaining 55,292 2021 Notes were unconverted as of March 31, 2026.

On December 8, 2025, the Company issued an aggregate of $350 million principal amount of 0.125% unsecured convertible debentures due January 15, 2031 (the “2025 Notes”). The 2025 Notes may be converted by the holders, in whole or in part, at any time. The initial conversion rate for the 2025 Notes is 44.7227 common shares per $1,000 principal amount of the 2025 Notes, equivalent to an initial conversion price of approximately $22.36 per common share (subject to certain adjustment provisions, one of which requires an adjustment in connection with the payment of any dividends by the Company).

Dividends

On January 15, 2026, the Company announced that it is increasing its dividend per common share from 1% to 2% of net quarterly revenues earned from January 1, 2026 onwards divided by the number of common shares of the Company outstanding as at the record date for the dividend (with respect to net quarterly revenues generated from the Los Gatos Silver Mine, 70% of such revenue, being the revenue that is attributable to the Company, is used for the purposes of the Company’s quarterly dividend calculation). Payment of the dividends under the dividend policy is subject to the discretion of the Board of Directors. The Company may also declare special dividends from time to time, in cash or in kind, at the discretion of the Board of Directors. The Company will review the dividend policy on an ongoing basis and may amend the policy at any time in light of the Company’s then current financial position, profitability, cash flow, debt covenant compliance, legal requirements and other factors considered relevant. All of the common shares of the Company are entitled to an equal share of any dividends declared and paid. There are currently no restrictions that could prevent the Company from paying dividends.

Over the past three years, the Company has declared the following dividends:

Year Ended December 31,	Declaration Date	Amount per Common Share
2026	May 11	$0.0171
	February 18	$0.0083
2025	November 5	$0.0052
	August 14	$0.0048
	May 7	$0.0045
	February 20	$0.0057

First Majestic Silver Corp. 2026 First Quarter Report	Page 46

2024	November 6	$0.0048
	July 31	$0.0046
	May 7	$0.0037
	February 21	$0.0048
2023	November 2	$0.0046
	August 3	$0.0051
	May 4	$0.0057

SUBSEQUENT EVENTS

The following significant event has occurred subsequent to March 31, 2026:

On April 2, 2026, the Company announced that it has commenced a restart plan for the Jerritt Canyon Gold Mine as a result of the new expanded Mineral Resource base combined with strengthened long-term gold price assumptions and successful drilling results over the past 2 years.

On May 11, 2026, the Company’s Board of Directors approved the declaration of its quarterly common share dividend of $0.0171 per share, payable on or after May 29, 2026, to common shareholders of record as at the close of business on May 20, 2026. This dividend was declared subsequent to the quarter end and has not been recognized as a distribution to owners during the period ended March 31, 2026.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

New and amended IFRS Accounting Standards that are effective for the current year

In the current year, the Company has applied the below amendments to the IFRS Accounting Standards as issued by the IASB that were effective for annual periods that begin on or after January 1, 2026. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

The amendments provide guidance on the derecognition of a financial liability settled through electronic transfer, as well as the classification of financial assets for:

• Contractual terms consistent with a basic lending arrangement;
• Assets with non-recourse features;
• Contractually linked instruments.

Additionally, the amendments introduce new disclosure requirements related to investments in equity instruments designated at fair value through other comprehensive income, and additional disclosures for financial instruments with contingent features.

These amendments were applied effective January 1, 2026 and did not have a material impact on the Company’s consolidated financial statements.

First Majestic Silver Corp. 2026 First Quarter Report	Page 47

Future Changes in Accounting Policies Not Yet Effective as at March 31, 2026:

At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective. Management does not expect that the adoption of the Standards listed below will have a material impact on the financial statements of the Company in future periods, except if indicated.

Presentation and Disclosure in Financial Statements (Amendment to IFRS 18)

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions.

The amendments are effective for annual reporting periods beginning on or after January 1, 2027, although earlier application is permitted. The Company is currently evaluating the impact of IFRS 18 on the Company’s consolidated financial statements.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per silver equivalents ounce”, “All-in sustaining cost (“AISC”) per silver equivalent ounce”, “AISC per gold ounce”, “Production cost per tonne”, “Average realized silver price per silver equivalent ounce”, "Average realized silver price per silver ounce", “Average realized gold price per gold ounce”, “Adjusted net earnings”, “Adjusted earnings per share”, “Earnings before interest, tax, depreciation and amortization” (“EBITDA”), “Adjusted EBITDA”, “Free cash flow” and “Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS Accounting Standards. The terms IFRS Accounting Standards and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS Accounting Standards, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS Accounting Standards and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions, therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.

Cash Cost per AgEq Ounce, AISC per AgEq Ounce, AISC per Au Ounce, and Production Cost per Tonne

Cash costs per AgEq ounce and total production cost per tonne are non-GAAP performance measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, in conjunction with the related GAAP amounts. These metrics are widely reported in the mining industry as benchmarks for performance but do not have a standardized meaning and are disclosed in addition to IFRS Accounting Standards measures. Management and investors use these metrics for comparing the costs against peers in the industry and for assessing the performance of each mine within the portfolio.

Management calculates the cash costs per ounce and production costs per tonne by:
•starting with the production costs (GAAP) from the income statement;
•adding back duties and royalties, smelting and refining costs as well as transportation and selling costs, which form a part of the cost of sales on the financial statements and provide a better representation of total costs incurred;
•cash costs are divided by the payable silver equivalent ounces produced; and
•production costs are divided by the total tonnes milled.

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AISC is a non-GAAP performance measure and was calculated by the Company based on guidance provided by the World Gold Council (“WGC”). WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus expansionary capital expenditures. AISC is a more comprehensive measure than cash cost per ounce and is useful for investors and management to assess the Company’s operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations, in conjunction with related GAAP amounts. AISC helps investors to assess costs against peers in the industry and help management assess the performance of each mine within the portfolio in a standardized manner.

The Company defines sustaining capital expenditures as “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Expansionary capital expenditures are defined by the Company as "costs incurred to extend existing assets beyond their current productive capacity and beyond their planned levels of productive output, resulting in an increase in the life of the assets, increasing their future earnings potential, or improving their recoveries or grades which would serve to increase the value of the assets over their useful lives". Development and exploration work which moves inferred resources to measured or indicated resources and adds to the Net Present Value of the assets is considered expansionary in nature. Expansionary capital also includes costs required to improve/enhance assets beyond their minimum standard for reliability, environmental or safety requirements.

Consolidated AISC includes total production costs (GAAP measure) incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expenses, share-based payments, operating lease payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new projects and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

First Majestic Silver Corp. 2026 First Quarter Report	Page 49

The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)		Three Months Ended March 31, 2026
	Los Gatos(1)	Santa Elena	San Dimas	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$12,098	$10,597	$17,011	$8,184	$—	$47,890
Milling cost	4,673	11,880	9,532	7,609	—	33,694
Indirect cost	7,750	6,283	13,494	4,460	—	31,987
Total production cost (A)	$24,521	$28,760	$40,037	$20,253	$—	$113,571
Add: transportation and other selling cost	3,703	390	244	210	—	4,616
Add: smelting and refining cost	2,493	106	421	182	—	3,202
Add: environmental duty and royalties cost	785	6,159	1,242	798	—	8,984
Add: change in inventory	(48)	(34)	156	(91)	—	(17)
Total cash cost (B)	$31,454	$35,381	$42,100	$21,352	$—	$130,356
Workers’ participation	2,976	1,372	13,697	1,795	—	19,840
General and administrative expenses	—	—	—	—	—	15,207
Share-based payments	—	—	—	—	—	7,444
Accretion of decommissioning liabilities	180	319	359	315	—	1,173
Sustaining capital expenditures	4,103	2,981	3,355	2,553	—	13,071
Operating lease payments	14	1,873	410	1,629	—	4,298
All-In Sustaining Costs (C)	$38,727	$41,926	$59,921	$27,644	$—	$191,389
Payable silver equivalent ounces produced (D)	1,546,645	1,936,697	2,112,944	827,753	—	6,424,039
Payable gold ounces produced (E)	N/A	N/A	N/A	N/A	—	N/A
Tonnes milled (F)	227,379	284,236	235,519	312,199	—	1,059,333

Cash cost per AgEq ounce (B/D)	$20.34	$18.27	$19.92	$25.79	$—	$20.28
AISC per AgEq ounce (C/D)	$25.04	$21.65	$28.36	$33.40	$—	$29.76
Production cost per tonne (A/F)	$107.85	$101.17	$170.00	$64.86	$—	$107.22
(1)All production and costs shown in the table above are reported on an attributable basis to account for the Company's 70% ownership of the Los Gatos mine.

First Majestic Silver Corp. 2026 First Quarter Report	Page 50

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)		Three Months Ended March 31, 2025
	Los Gatos(1)	Santa Elena	San Dimas	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$9,098	$10,535	$16,025	$5,018	$—	$40,676
Milling cost	4,455	9,835	8,285	5,908	—	28,483
Indirect cost	2,825	5,104	11,779	3,417	—	23,124
Total production cost (A)	$16,377	$25,474	$36,089	$14,343	$—	$92,283
Add: transportation and other selling cost	2,747	274	286	47	35	3,424
Add: smelting and refining cost	1,060	105	297	123	10	1,595
Add: environmental duty and royalties cost	670	3,563	652	232	7	5,124
Add: Change in Inventory	286	(259)	(988)	(149)	—	(1,110)
Total cash cost (B)	$21,141	$29,157	$36,336	$14,596	$52	$101,316
Workers’ participation	389	700	5,050	298	—	6,436
General and administrative expenses	—	—	—	—	—	12,364
Share-based payments	—	—	—	—	—	5,502
Accretion of decommissioning liabilities	141	323	350	302	—	1,116
Sustaining capital expenditures	3,868	2,955	3,645	1,477	—	11,990
Operating lease payments	—	1,749	808	1,088	—	3,965
All-In Sustaining Costs (C)	$25,539	$34,884	$46,189	$17,761	$52	$142,690
Payable silver equivalent ounces produced (D)	1,957,523	2,256,383	2,630,097	560,676	—	7,404,679
Payable gold ounces produced (E)	N/A	N/A	N/A	N/A	—	N/A
Tonnes milled (F)	193,825	270,203	231,190	249,155	—	944,373

Cash cost per AgEq ounce (B/D)	$10.82	$12.92	$13.82	$26.03	$—	$13.68
AISC per AgEq ounce (C/D)	$13.07	$15.46	$17.57	$31.68	$—	$19.24
Production cost per tonne (A/F)	$84.46	$94.28	$156.10	$57.56	N/A	$97.71
(1)All production and costs shown in the table above are reported on an attributable basis to account for the Company's 70% ownership of the Los Gatos mine.

First Majestic Silver Corp. 2026 First Quarter Report	Page 51

Average Realized Silver Price per Silver Equivalent Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver or gold doré bars, including associated metal by-products of lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The average realized silver price is a non-GAAP performance measure that allows management and investors to assess the Company’s ability to sell ounces produced, in conjunction with related GAAP amounts. Management calculates this measure by taking total revenue reported under GAAP and adding back smelting and refining charges to arrive at the gross reportable revenue for the period. Gross revenues are divided into payable silver equivalent ounces sold to calculate the average realized price per ounce of silver equivalents sold. The streaming and royalty agreements in place between the Company and Royal Gold (formerly Sandstorm Gold Ltd.) as well as Wheaton, impacts the total revenues reported on the financial statements given the reduced prices provided to these vendors in line with the terms of the agreements. Therefore, management adjusts revenue to exclude smelting and refining charges as well as revenues earned through agreements with these vendors. This provides management with a better picture regarding its ability to convert ounces produced to ounces sold and provides the investor with a clear picture of the price that the Company can currently sell the inventory for, excluding pre-arranged agreements.

	Three Months Ended March 31,
	2026	2025
Revenues as reported	$476,668	$243,942
Add back: smelting and refining charges	4,270	2,050
Gross revenues	480,938	245,992
Less: Wheaton gold revenues	(4,934)	(5,708)
Gross revenues, excluding Royal Gold, Wheaton (A) (1)	$476,004	$240,284

Payable silver equivalent ounces sold	6,259,902	8,194,732
Less: Payable silver equivalent ounces sold to Wheaton	(455,212)	(800,382)
Payable silver equivalent ounces sold, excluding Royal Gold and Wheaton (B)	5,804,690	7,394,350

Average realized silver price per silver equivalent ounce (A/B)	$82.00	$32.50
Average market price per ounce of silver per COMEX	$83.72	$31.90
(1) There were no revenues associated with the streaming agreement with Royal Gold during the quarter ended March 31, 2026 (2025 - nil).

First Majestic Silver Corp. 2026 First Quarter Report	Page 52

Average Realized Silver Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver or gold doré bars, including associated metal by-products of lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The average realized silver price is a non-GAAP performance measure that allows management and investors to assess the Company’s ability to sell ounces produced, in conjunction with related GAAP amounts. Management calculates this measure by taking total revenue reported under GAAP and adding back smelting and refining charges to arrive at the gross reportable revenue for the period. Gold, lead, zinc, and copper revenues are deducted from the reportable revenue for the period in order to arrive at the silver revenue for the period. Gross silver revenues are divided into silver ounces sold to calculate the average realized price per ounce of silver sold. The streaming and royalty agreements in place between the Company and Royal Gold as well as Wheaton, impacts the total revenues reported on the financial statements given the reduced prices provided to these vendors in line with the terms of the agreements. Therefore, management adjusts revenue to exclude smelting and refining charges as well as revenues earned through agreements with these vendors. This provides management with a better picture regarding its ability to convert ounces produced to ounces sold and provides the investor with a clear picture of the price that the Company can currently sell the inventory for, excluding pre-arranged agreements.

	Three Months Ended March 31,
	2026	2025
Gross revenues, excluding Royal Gold, Wheaton	$476,004	$240,284
Less: Gold Revenue, excluding Royal Gold, Wheaton (1)	(131,656)	(75,881)
Less: Lead Revenue	(5,457)	(8,940)
Less: Zinc Revenue	(22,460)	(15,706)
Less: Copper Revenue	(174)	(530)
Gross silver revenues (A)	$316,257	$139,227

Ounces of Silver sold (B)	3,662,311	4,206,493

Average realized silver price per ounce (A/B)	$86.35	$33.10
Average market price per ounce of silver	$83.72	$31.90
(1) There were no revenues associated with the streaming agreement with Royal Gold during the quarter ended March 31, 2026 (2025 - nil).

First Majestic Silver Corp. 2026 First Quarter Report	Page 53

Average Realized Gold Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver or gold doré bars, including associated metal by-products of lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The average realized gold price is a non-GAAP performance measure that allows management and investors to assess the Company’s ability to sell ounces produced, in conjunction with related GAAP amounts. Management calculates this measure by taking total revenue reported under GAAP and adding back smelting and refining charges to arrive at the gross reportable revenue for the period. Silver, lead, zinc, and copper revenues are deducted from the reportable revenue for the period in order to arrive at the gold revenue for the period. Gross gold revenues are divided into gold ounces sold to calculate the average realized price per ounce of gold sold. The streaming and royalty agreements in place between the Company and Royal Gold as well as Wheaton, impacts the total revenues reported on the financial statements given the reduced prices provided to these vendors in line with the terms of the agreements. Therefore, management adjusts revenue to exclude smelting and refining charges as well as revenues earned through agreements with these vendors. This provides management with a better picture regarding its ability to convert ounces produced to ounces sold and provides the investor with a clear picture of the price that the Company can currently sell the inventory for, excluding pre-arranged agreements.

	Three Months Ended March 31,
	2026	2025
Gross revenue, excluding Royal Gold, Wheaton (1)	$476,004	$240,284
Less: Silver revenues	(316,257)	(139,227)
Less: Lead Revenue	(5,457)	(8,940)
Less: Zinc Revenue	(22,460)	(15,706)
Less: Copper Revenue	(174)	(530)
Gross gold revenues, excluding Royal Gold, Wheaton (A)	$131,656	$75,881

Gold ounces sold	33,905	36,278
Less: Gold ounces sold to Wheaton	(7,670)	(8,962)
Gold ounces sold, excluding Royal Gold and Wheaton (B)	26,235	27,316

Average realized gold price per ounce (A/B)	$5,018	$2,778
Average market price per ounce of gold	$4,873	$2,862
(1) There were no revenues associated with the streaming agreement with Royal Gold during the quarter ended March 31, 2026 (2025 - nil).

Free Cash Flow

Free cash flow is a non-GAAP liquidity measure which is determined based on operating cash flows less sustaining capital expenditures. Management uses free cash flow as a critical measure in the evaluation of liquidity in conjunction with related GAAP amounts. It also uses the measure when considering available cash, including for decision-making purposes related to dividends and discretionary investments. Further, it helps management, the Board of Directors and investors evaluate a Company’s ability to generate liquidity from operating activities.

	Three Months Ended March 31,
	2026	2025
Operating cash flows	$236,537	$55,492
Less: Sustaining capital expenditures(1)	13,071	11,990
Free cash flow	$223,466	$43,502
(1) Sustaining capital expenditures are based on the attributable expenditures from Los Gatos relating to the Company's 70% ownership of the entity.

First Majestic Silver Corp. 2026 First Quarter Report	Page 54

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” which is a non-GAAP measure, to supplement earnings per share (GAAP) information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Management uses adjusted earnings per share as a critical measure of operating performance in conjunction with the related GAAP amounts. The only items considered in the adjusted earnings-per-share calculation are those that management believes (1) may affect trends in underlying performance from year to year and (2) are not considered normal recurring cash operating expenses.

Adjusted earnings per share is used for forecasting, operational and strategic decision making, evaluating current Company and management performance, and calculating financial covenants. Management believes that excluding certain non-cash and non-recurring items from the calculation increases comparability of the metric from period to period, which makes it useful for management, the audit committee and investors, to evaluate the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS Accounting Standards, but rather should be evaluated in conjunction with such IFRS Accounting Standards measure.

To calculate adjusted earnings per share, management adjusts from net earnings (GAAP), the per-share impact, net of the tax effects of adjustments, of the following:
•share based payments;
•realized and unrealized gains and losses from investment in derivatives and marketable securities; and
•other infrequent or non-recurring losses and gains. The following table provides a detailed reconciliation of net earnings (losses) as reported in the Company’s condensed interim consolidated financial statements to adjusted net earnings and Adjusted EPS:

	Three Months Ended March 31,
	2026	2025
Net earnings (loss) attributable to owners of the company as reported	$128,098	$2,263
Adjustments for non-cash or unusual items:
Deferred income tax (recovery) expense	9,602	7,723
Loss (gain) from investment in marketable securities	2,290	(159)
Share-based payments	7,444	5,502
Acquisition costs	—	5,584
One-time legal costs and success fees	2,874	—
Abnormal costs (1)	275	—
Restructuring costs	1,127	—
Adjusted net earnings (loss)	$151,710	$20,913
Weighted average number of shares on issue - basic	492,875,622	453,063,479
Adjusted EPS	$0.31	$0.05
(1) Abnormal costs in 2026 relate to elevated maintenance costs for dewatering pumps at Los Gatos.

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA

The Company uses the financial measures “EBITDA” and “Adjusted EBITDA” which are both non-GAAP measures, to supplement net earnings (GAAP) information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Management uses EBITDA and Adjusted EBITDA as a critical measure of operating performance in conjunction with the related GAAP amounts. EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization. The only items considered in the Adjusted EBITDA calculation are those that management believes (1) may

First Majestic Silver Corp. 2026 First Quarter Report	Page 55

affect trends in underlying performance from year to year and (2) are not considered normal recurring cash operating expenses.

EBITDA and Adjusted EBITDA is used for forecasting, operational and strategic decision making and evaluating current Company and management performance. Management believes that excluding certain non-cash and non-recurring items from the EBITDA calculation increases comparability of the metric from period to period, which makes it useful for management, the audit committee and investors, to evaluate the underlying core operations. The presentation of EBITDA and Adjusted EBITDA is not meant to be a substitute for net earnings presented in accordance with IFRS Accounting Standards, but rather should be evaluated in conjunction with such IFRS Accounting Standards measure.

To calculate EBITDA, management adjusts from net earnings (GAAP) by adding back finances costs, depletion, depreciation and amortization, and income taxes. To calculate Adjusted EBITDA, management adjusts from EBITDA, net of the tax effects of adjustments, the following:
•share-based payments;
•realized and unrealized gains and losses from investment in derivatives and marketable securities; and
•other infrequent or non-recurring losses and gains.

The following table provides a detailed reconciliation of net earnings (losses) as reported in the Company’s condensed interim consolidated financial statements to EBITDA and Adjusted EBITDA:

	Three Months Ended March 31,
	2026	2025
Net earnings as reported	$147,486	$6,240
Add back:
Finance costs	9,363	6,963
Depletion, depreciation and amortization	56,423	62,774
Income tax expense	93,503	22,810
EBITDA	306,775	98,787
Adjustments for non-cash or unusual items:
Loss (gain) from investment in marketable securities	2,290	(159)
Share-based payments	7,444	5,502
One time legal costs and success fees	2,874	—
Abnormal costs (1)	275	—
Restructuring costs	1,127	—
Acquisition costs	—	5,584
Adjusted EBITDA	$320,785	$109,714
(1) Abnormal costs in 2026 relate to elevated maintenance costs for dewatering pumps at Los Gatos.

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company’s working capital and undrawn revolving credit facility.

	March 31, 2026	December 31, 2025
Current Assets	$1,331,075	$1,192,701
Less: Current Liabilities	(488,002)	(459,139)
Working Capital	$843,073	$733,562
Available Undrawn Revolving Credit Facility	139,640	139,640
Available Liquidity	$982,713	$873,202

First Majestic Silver Corp. 2026 First Quarter Report	Page 56

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of March 31, 2026, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•     provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS Accounting Standards as issued by IASB;
•provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company’s management evaluated the effectiveness of our internal controls over financial reporting based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management’s evaluation, our CEO and CFO concluded that our internal controls over financial reporting were effective as of March 31, 2026. There have been no significant changes in our internal controls during the quarter ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. Refer to the "Report of Independent Registered Public Accounting Firm" section of the financial statements for the independent registered public accounting firm's attestation regarding the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the CEO and CFO, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future

First Majestic Silver Corp. 2026 First Quarter Report	Page 57

conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained in this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production; statements with respect to the Company’s business strategy; future planning processes; redemption and/or conversion of the Company’s securities; interpretation of drill results and other technical data; anticipated development, expansion, exploration activities and production rates and costs and mine plans and mine life; assumptions used in determining the fair value of mining interests; metal price assumptions and mining cost assumptions; statements related to production outlook and cost guidance, including, but not limited to, estimates of silver equivalent production and annual cash costs; statements relating to potential capital investments; exploration efforts on the Navidad and Santo Niño (as defined herein) systems at the Santa Elena property; the security situation at the San Martin mine; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; statements with respect to water source development and water inventory levels at La Encantada; the timing of completion of exploration and drilling programs and the results thereof; the restarting of operations or potential plans at the Company's temporarily suspended and/or non-operating mines; the temporary suspension of mining activities at Jerritt Canyon; future exploration activities at Jerritt Canyon and the costs thereof; anticipated reclamation and decommissioning activities and associated costs; conversion of mineral resources to proven and probable mineral reserves; analyses and other information that are based on forecasts of future results; estimates of amounts not yet determinable; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, credit risk, liquidity risk, costs and expenditures, cost savings, allocation of capital, the Company’s share price, and statements with respect to the recovery of value added tax receivables and the tax regime in Mexico; the implementation and effect of cost reduction initiatives; implementation of LNG supplemental power; retention of contractors; the continued integration of the Los Gatos mine with the business through identifying and realizing synergies; the preparation of technical reports and completion of preliminary economic assessments; viability of the Company’s projects; potential metal recovery rates; sales of bullion direct to customers; timing and payment of dividends; the operations of mines that are not wholly-owned or that are owned through joint arrangements; the potential impact of tariffs imposed by governments; the potential impact of amendments to or expiry of CUSMA; the impact of amendments to accounting policies; the adoption of new critical accounting judgements and estimates; effectiveness of internal controls and procedures; the validity of the APA between the SAT and PEM; statements with respect to the recovery of value added tax receivables and the tax regime in Mexico; the conduct, timing, or outcome of outstanding litigation, arbitration, regulatory proceedings, negotiations or proceedings under NAFTA or other claims and the compliance by counterparties with judgments or decisions; the continued development and future operations of the Company’s minting facility; the Share Repurchase Program (as defined herein); future regulatory trends, future market conditions, future staffing levels and needs and assessment of future opportunities of the Company; the Company’s plans with respect to enforcement of certain judgments in favour of the Company and the likelihood of collection under those judgments; the Company’s ability to comply with future legislation or regulations including amendments to Mexican mining legislation and the Company’s intent to comply with future regulatory and compliance matters; expectations regarding the effects of potential public health crises on the Company's operations, the global economy and the market for the Company's products and securities; and other statements identified as such in the documents incorporated by reference herein. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments at the dates the statements are made, and involve known and unknown risks, uncertainties and other factors that may cause actual events or results to differ materially from those anticipated in

First Majestic Silver Corp. 2026 First Quarter Report	Page 58

such forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among other things, global economic conditions, including public health threats, the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, changes in commodity prices and, particularly, silver and gold prices, changes in exchange rates, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, access to skilled mining development and mill production personnel, labour relations, costs of labour, results of exploration and development activities, accuracy of resource estimates, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, uninsured risks, the adverse effects of violence and criminal activity around the Company’s projects and properties, defects in title, availability and costs of materials and equipment, inability to meet future financing needs on acceptable terms, conflicts with joint venture partners, climate change events including, but not limited to, drought conditions, flooding or freezing, changes in national or local governments, changes in applicable legislation or application thereof, timeliness of government approvals, actual performance of facilities, equipment, and processes relative to specifications and expectations and unanticipated environmental impacts on operations, availability of time on court calendars in Canada and elsewhere, the recognition of Canadian judgments under Mexican law, the possibility of settlement discussions, the risk of appeal of judgment, the insufficiency of a defendant's assets to satisfy a judgment amount, and other factors described in the Company’s most recently filed AIF under the heading “Risk Factors”.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Technical Information

Scientific and technical information contained in this MD&A has been reviewed and approved by Gonzalo Mercado, P. Geo., the Company’s Vice-President, Exploration & Technical Services and a “Qualified Person” as defined under NI 43-101. For more detailed information regarding the Company’s material mineral properties, please refer to the Company’s most recently filed AIF which is available under our SEDAR+ profile at www.sedarplus.ca, and on EDGAR as an exhibit to our most recently filed Form 40-F.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from SEC requirements applicable to domestic United States issuers. Accordingly, the disclosure in this Management’s Discussion and Analysis regarding our mineral properties is not comparable to the disclosure of United States issuers subject to the SEC’s mining disclosure requirements.

Additional Information

Additional information on the Company, including the Company’s most recently filed AIF and the Company’s audited consolidated financial statements for the year ended December 31, 2025, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.firstmajestic.com.

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